1999
annual
report
















The
CGI

The Commerce Group, Inc.
211 Main Street, Webster, Massachusetts 01570

<page




INDEX TO 1999 ANNUAL REPORT

                                                                   Page
Financial Highlights............................................     1

Letter to Stockholders..........................................     2

Management's Discussion and Analysis of Financial Condition
 and Results of Operations......................................     5

Common Stock Price and Dividend Information.....................    30

Report of Management............................................    31

Report of Independent Auditors..................................    32

Consolidated Balance Sheets at December 31, 1999 and 1998.......    33

Consolidated Statements of Earnings for the Years Ended
 December 31, 1999, 1998 and 1997...............................    34

Consolidated Statements of Stockholders' Equity for the Years
 Ended December 31, 1999, 1998 and 1997.........................    35

Consolidated Statements of Cash Flows for the Years Ended
 December 31, 1999, 1998 and 1997...............................    36

Consolidated Statements of Cash Flows - Reconciliation of Net
 Earnings to Net Cash Provided by Operating Activities for the
 Years Ended December 31, 1999, 1998 and 1997...................    37

Notes to Consolidated Financial Statements......................    38

Selected Consolidated Financial Data............................    65

Management's Discussion of the Supplemental Information on
 Insurance Operations...........................................    66

Directors.......................................................    71

Officers........................................................    75

Stockholder Information.........................................    77








<page




FINANCIAL HIGHLIGHTS
(Dollars in Thousands, Except Per Share and Share Amounts)

                                                      1999          1998            1997


Net premiums written............................  $   911,993    $  745,048      $  741,501

Earned premiums.................................  $   871,830    $  745,620      $  730,497
Net investment income...........................       89,787        86,501          80,972
Premium finance and service fees................       14,774        13,440           7,074
Amortization of excess of book value of
  subsidiary interest over cost.................        3,019           -               -
Net realized investment gains...................        8,130         6,769          22,770
	Total revenues............................  $   987,540    $  852,330      $  841,313

Earnings before income taxes and minority
  interest......................................  $   128,790    $  124,467      $  127,695
Income taxes....................................       27,154        27,975          31,480

Net earnings before minority interest...........      101,636        96,492          96,215
Minority interest...............................          952           -               -
	Net earnings..............................  $   102,588    $   96,492      $   96,215

Comprehensive income............................  $    24,426    $   94,555      $  100,368

Basic and diluted net earnings per common share.  $      2.94    $     2.68      $     2.67

Net earnings excluding the after-tax impact of
 net realized investment gains (1)..............  $    97,304    $   92,092      $   81,415

Basic and diluted net earnings per common
 share excluding the after-tax impact of net
 realized investment gains (1)..................  $      2.79    $     2.56      $     2.26

Cash dividends paid per share...................  $      1.11    $     1.07      $     1.03

Weighted average number of common shares
  outstanding...................................   34,940,074    36,042,652      36,044,679

Total investments at market value...............  $ 1,268,979    $1,257,900      $1,242,695
Total assets....................................    1,871,472     1,755,983       1,754,753
Total liabilities...............................    1,223,650     1,050,198       1,104,957
Minority interest...............................        1,188           -               -
Total stockholders' equity......................      646,634       705,785         649,796
Total stockholders' equity per share............        18.82         19.58           18.03

Certain statutory financial ratios (unaudited):
  Loss and LAE ratio............................         72.0%         71.6%           71.4%
  Underwriting expense ratio....................         26.5          26.5            25.1
	Combined ratio............................         98.5%         98.1%           96.5%

  Net premiums written to policyholders'
    surplus.....................................        175.7%        132.2%          143.3%

(1) The above figures are presented to provide information to the reader due to the amount of, and fluctuations in, net realized gains and losses. The amounts noted, commonly known as Operating Income, are important measures of corporate performance.

1
<page



THE COMMERCE GROUP, INC.



                                                       March 24, 2000


To Our Stockholders:


	In 1999, your Company experienced satisfactory financial results for the 24th consecutive year. From the very first day the funding of The Commerce Insurance Company was accomplished (April 3, 1972) through December 31, 1999, we have achieved underwriting profit of $252.2 million on total premiums written of $7.7 billion. This underwriting profit represents 3.3% of total premiums written.


	In November 1999, the 2000 personal automobile insurance rates were announced by the Massachusetts Insurance Commissioner. Despite the industry's request for a 7.8% increase, 2000 rates increased only 0.7% which was identical to the 1999 rate increase announced in January 1999. The slight increases announced for 1999 and 2000 follow four consecutive years of state mandated rate decreases from 1995 through 1998. Although most companies, including ours, continued to modify safe driver deviations and affinity group discount programs in response to the 2000 rates, the Massachusetts marketplace remains highly competitive. Through these ongoing competitive conditions, your Company's share of the Massachusetts personal automobile market has remained relatively stable, and at year-end, our market share was 21.3%.


	With the current industry trends and market forces changing the insurance industry, insurers are seeking competitive advantages to maintain peak operating performance. As we enter the new millennium, it is important for your Company to focus on strategies that enable it to utilize core competencies to their fullest. As mentioned last year, your Company continued to build on one of these core competencies, the AAA group marketing strategy, as we made a significant acquisition which will strengthen our goal to grow and expand our business beyond Massachusetts. Your Company, including Commerce West Insurance Company and American Commerce Insurance Company, the newest member of our corporate family whose eleven month results are included in this report, is well positioned to pursue our goals of growing and expanding geographically beyond the borders of Massachusetts.


	Through it all, your Company has continued to grow and prosper. The Commerce Insurance Company continues to be the largest writer of Massachusetts private passenger automobile insurance, as well as the second largest writer of Massachusetts homeowners insurance. Additionally, I am very pleased to report that A.M. Best Co. recently upgraded your Company's group rating to A+ (Superior). Written premiums, earned premiums, investment income, total assets, total stockholders' equity per share including cumulative cash dividends paid per share, as illustrated in the bar graph on the facing page, are all at new highs. For those of you who are interested in the details, I draw your attention to the pages in this report labeled "Management's Discussion and Analysis of Financial Condition and Results of Operations". Behind these numbers are an extremely dedicated group of people: Our Policyholders (represented by over 900,000 policies in force); Agents(891); Employees (1,668); Officers (43); Directors (19); and, of course, our Stockholders (over 4,000, not including our Employee Stock Ownership Plan participants who now number 1,691).







2
<page





	Property-liability insurance remains a good business to be in--and The Commerce Group, Inc. will continue its efforts to be one of the most profitable long-term players. Your Company's management continues to believe that owners' interests are its primary constituency.


	Our sincere thanks to those who have helped in this building process-- especially our Agents, Employees, Officers and Board of Directors. This diverse force of committed, ethical and hard working people will continue to build on our past successes and look to the future with excitement and opportunity. Their individual creativity, energy and professionalism will continue to serve our stockholders well.


	Your comments or questions regarding this report, or The Commerce Group, Inc. affairs in general, are solicited as always, at any time.


































                                          Arthur J. Remillard, Jr.
                                          President, Chief Executive Officer
                                          and Chairman of the Board





Caring in everything we do.


3
<page




The bar graph on page 3 illustrates the Company's annual total stockholders' equity per share value and annual total stockholders' equity per share value including cumulative cash dividends paid per share through each December 31, year-end, over the most recent fifteen year period. The X axis lists the years beginning with 1985 through 1999. The Y axis lists the dollar values starting at $0.00 and increasing in one dollar increments to $24.00. The graph depicts a total stockholders' equity per share value in 1985 of $0.81, 1986 of $0.95, 1987 of $1.40, 1988 of $1.95, 1989 of $2.53, 1990 of $3.36, 1991
of $4.80, 1992 of $7.42, 1993 of $10.09, 1994 of $10.88, 1995 of $14.96,
1996 of $16.28, 1997 of $18.03, 1998 of $19.58 and 1999 of $18.82.  The
graph also depicts the total stockholders' equity per share value adjusted for cumulative dividends paid per share in 1985 of $0.81, 1986 of $0.95, 1987 of $1.40, 1988 of $1.95, 1989 of $2.53, 1990 of $3.36,
1991 of $4.80, 1992 of $7.42, 1993 of $10.09, 1994 of $11.03, 1995 of
$15.34, 1996 of $17.47, 1997 of $20.25, 1998 of $22.87 and 1999 of
$23.22.








































4
<page


MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Thousands of Dollars Except Per Share Data)


General

	The property and casualty insurance industry continues to remain highly competitive and inherently volatile in nature. Property and casualty insurance company results have traditionally been impacted by the typical forces unique to the market such as competition, frequency and severity of losses, the overall economy and the general regulatory environment in those states in which the insurer operates. As the industry crosses over into a new millennium, additional forces are impacting the industry in the form of deregulation, on-line commerce, price competition, empowered customers and technological advancement.
As a whole, the industry continued to experience slightly deteriorating underwriting results during 1999, and, according to A.M. Best Co., "Personal auto margins will further erode as market leaders further reduce prices and begin to use the Internet as a low-cost delivery system.". Although price competition is quite heavy in many areas of the country, it has improved in 1999, and to date in 2000, among independent agency companies in Massachusetts. Beyond Massachusetts, industry underwriting results are expected to continue to deteriorate in the near future which further emphasizes the competitive advantages gained by affinity marketing and operating efficiently. With these issues on the forefront, The Commerce Group, Inc. ("Company") continues to position itself to respond to the prevailing forces and conditions in the market. The Company has utilized it's strong agency relationships, a low-cost structure, affinity group alliances and a recent joint-venture acquisition all aimed at keeping the Company responsive in today's competitive environment.

	The Company, incorporated in 1976, is a holding company for several property and casualty insurers which, through these insurance subsidiaries, offers predominantly private passenger motor vehicle insurance along with a broad range of other property and casualty insurance products. These products are marketed to affinity groups, individuals, families and businesses through the Company's strong relationships with professional independent insurance agencies. The Company writes insurance primarily in the State of Massachusetts through The Commerce Insurance Company ("Commerce") and Citation Insurance Company ("Citation"), both wholly-owned subsidiaries of Commerce Holdings, Inc. ("CHI").

	Additionally, the Company writes insurance in the State of California through Commerce West Insurance Company ("Commerce West"), a wholly-owned subsidiary of Commerce, located in Pleasanton, California. The Company also writes insurance through American Commerce Insurance Company ("American Commerce"), which it acquired in January 1999. Located in Columbus, Ohio, American Commerce, is a wholly-owned subsidiary of ACIC Holding Co., Inc., with policies in 26 states and licenses in several others.

	In November of 1998, Commerce formed ACIC Holding Co., Inc., in a joint venture with AAA Southern New England ("AAA SNE") and invested $90,800 to fund the January 29, 1999 acquisition of the Automobile Club Insurance Company whose name was changed to American Commerce upon completion of the acquisition. Commerce invested $90,000 in the form of preferred stock and an additional $800 representing an 80% common stock ownership. AAA SNE invested $200 representing a 20% common stock ownership. The terms of the preferred stock call for Commerce to receive quarterly cash dividends at the rate of 10% per annum from ACIC Holding, Co., Inc. In the event cash dividends cannot be paid, additional preferred stock will be issued. Commencing with the January 29, 1999 acquisition date, ACIC Holding Co., Inc. and American
Commerce's results were consolidated into the Company's financial statements found herein. Since 1995, Commerce has maintained an affinity group marketing relationship with AAA Insurance Agency, Inc., a subsidiary of AAA SNE. AAA Insurance Agency, Inc. has been a licensed insurance agent of Commerce since 1985.







5
<page


	The Company's business strategy remains focused on activities primarily related to personal automobile insurance. The Company has been the largest writer of personal property and casualty insurance in the State of Massachusetts in terms of market share of direct premiums written since 1990. The Company's share of the Massachusetts personal automobile market remained fairly stable in 1999, as exhibited in the table below, exceeding our nearest competitor which maintains an 11.4% market share.

       Growth of Massachusetts Personal Automobile Insured Vehicles versus Commerce Massachusetts Market Share

                                                                Commerce
      Year            Industry          Commerce              Market Share
      1999              2.0%               0.9%                   21.3%
      1998              2.7%               1.9%                   21.6%
      1997              2.1%               8.3%                   21.8%
      1996              3.3%              29.8%                   20.8%
      1995              1.7%               2.6%                   16.4%

	As mentioned, the Company predominantly writes private passenger automobile insurance. The following tables indicate that direct premiums written for private passenger automobile, commercial automobile and homeowners represented 86.9%, 3.9% and 7.8%, respectively, of the Company's total direct premiums written in 1999, as compared to 86.2%, 4.6% and 7.5%, respectively, in 1998. Total direct premiums written increased $151,291 or 19.0% in 1999 over 1998. The 1999 increase was primarily attributable to two factors: (1) a $67,409, or 10.2% increase in Massachusetts private passenger automobile direct premiums written which was the result of a 9.1% increase in average premiums per exposure; and, (2) an $83,301 or 358.2% increase in direct premiums written for all other states, which was directly attributable to business written by American Commerce for the eleven months since the acquisition.

Direct Premiums Written, Year Ended December 31, 1999

                         Massachusetts  All Other States     Total      % of Total
Personal Automobile......   $731,329       $ 92,297        $823,626       86.9%
Commercial Automobile....     36,616            -            36,616        3.9
Homeowners...............     59,981         14,378          74,359        7.8
Other Lines..............     13,027            521          13,548        1.4
         Total...........   $840,953       $107,196        $948,149      100.0%

Direct Premiums Written, Year Ended December 31, 1998

                         Massachusetts  All Other States     Total      % of Total
Personal Automobile......   $663,920       $ 23,312        $687,232       86.2%
Commercial Automobile....     36,299            -            36,299        4.6
Homeowners...............     59,761            -            59,761        7.5
Other Lines..............     13,483             83          13,566        1.7
         Total...........   $773,463       $ 23,395        $796,858      100.0%

Massachusetts Automobile Business

	In Massachusetts, private passenger automobile insurance is subject to extensive regulation. Owners of registered automobiles are generally required to maintain certain minimum automobile insurance coverages. With very limited exceptions, automobile insurers are required by law to issue a policy to any applicant seeking to obtain such coverages. Companies in Massachusetts are also assigned agents, known as Exclusive Representative Producers ("ERPs") based on market share, that have been unable to obtain a voluntary contract with an insurance carrier. Marketing and underwriting strategies for companies operating in Massachusetts are limited by maximum premium rates and minimum agency commission levels for personal automobile insurance which are mandated by the Massachusetts Commissioner of Insurance ("Commissioner"). In Massachusetts, accident rates, bodily injury claims, and medical care costs continue to be among the highest in the nation.
6
<page



	During the three-year period from 1997 to 1999, average mandated Massachusetts personal automobile insurance premium rates decreased an average of 3.2% per year. The Commissioner again approved an average 0.7% increase in personal automobile premiums for 2000, the same average rate increase as in 1999, following four consecutive years of average rate decreases as depicted in the following table. Coinciding with the 2000 rate increase, the Commissioner also approved a decrease in the commission rate agents receive for selling private passenger automobile insurance from 12.4% in 1999 to 11.8% in 2000.

           Average Annual Premium Rate Percentage Change for Massachusetts
                   Private Passenger Automobile Business


                          Year       Industry       Commerce
                          2000          0.7%           5.0% (Estimated)
                          1999          0.7%           9.1%
                          1998         (4.0%)          2.6%
                          1997         (6.2%)         (1.8%)
                          1996         (4.5%)         (9.2%)
                          1995         (6.1%)         (3.6%)

	Although average mandated personal automobile premium rates increased only 0.7% in 1999, the Company's average rate increased 9.1% per exposure. The 9.1% increase for 1999 was primarily the result of decreases in the Safe Driver Insurance Plan ("SDIP") deviations for Step 9 and Step 10 drivers, the two best driver SDIP classifications in Massachusetts. The increase was also due to the facts that the rate decision did not anticipate purchases of new automobiles in the year to which the rate decision applied and, secondly, the Company's mix of personal automobile business differs from that of the industry.

	The 1997, 1998 and 1999 average rate decisions were partially driven by corrections for an industry error that had impacted prior year rate decisions. The industry error resulted from a miscalculation of industry expense allowances that had the effect of overstating rates for 1991 through 1996. Mandated rates for 1997, 1998 and 1999 included an adjustment to recoup $176 million from the industry. The adjustment included in the rate decision to recoup the error was phased in at 40%, 40% and 20% in 1997, 1998 and 1999, respectively. The earned premium impact of this, coupled with the impact of a previous year imbalance in the SDIP, was approximately $15.3 million for 1997, $23.9 million for 1998 and $14.0 million for 1999. The earnings per share after-tax impact resulting from lower earned premiums has been estimated at $0.28 for 1997, $0.43 for 1998 and $0.26 for 1999.

	Also factored into the 1999 rate decision were two sanctions levied by the Commissioner against the Massachusetts personal automobile insurance industry. One fine, amounting to $6 million, was imposed as a result of the industry's failure to show that it adhered to adequate cost containment efforts as identified by the Commissioner. A second fine of $3 million was the result of what the Commissioner termed "incomplete compliance" on the part of the Automobile Insurers Bureau of Massachusetts ("AIB") with a discovery order concerning disclosure of certain information as identified by the Commissioner.

	The Company's performance in its personal and commercial automobile insurance lines is integrally tied to its participation in the Commonwealth Automobile Reinsurers ("C.A.R."). All companies writing automobile insurance in Massachusetts share in the underwriting results of C.A.R. business for their respective product line or lines. Since its inception, C.A.R. has annually generated multi-million dollar underwriting losses in both its personal and commercial automobile pools. A company's proportionate share of the C.A.R. personal or commercial deficit (its participation ratio) is based upon its market share of the automobile risks for the particular pool, adjusted by a utilization formula such that, in general, its participation ratio is disproportionately and adversely affected if its relative use of C.A.R. exceeds that of the industry, and favorably affected if its relative use of C.A.R. is less than that of the industry. Automobile insurers attempt to develop and implement underwriting strategies that will minimize their relative share of the C.A.R. deficit while maintaining acceptable loss ratios on risks not insured through C.A.R.


7
<PAGE




	Significant changes in the utilization of the C.A.R. private passenger pooling mechanism are not expected for 2000. Various C.A.R. participation formula changes have been fully implemented since 1993 with only minor changes since then. The Company's strategy has been to voluntarily retain more of the types of private passenger automobile business that are factored as credits favorably impacting the utilization formula. As a result of increased voluntary retention, the credits impacting the utilization formula have favorably affected the Company's participation ratio. As indicated in the accompanying table, this ratio is several percentage points below the Company's estimated 21.3% share of the Massachusetts personal automobile market. The Company continues to expect the marketplace to make minor annual adjustments to find the optimum balance between voluntary and ceded writings.

Company Estimated C.A.R. Private Passenger Participation Ratio
                           versus Market Share

                                  Company Estimated     Company Estimated
               Year              Participation Ratio       Market Share
               1999                    16.5%                   21.3%
               1998                    16.7%                   21.6%
               1997                    18.0%                   21.8%
               1996                    19.0%                   20.8%
               1995                    16.2%                   16.4%

	The percentage of commercial automobile premiums ceded to C.A.R. by the industry has decreased to a Company estimate of 19% in 1999. The percentage of commercial automobile business ceded to C.A.R. by the Company, is approximately 19%. C.A.R. depopulation, coupled with C.A.R. rate increases for ceded commercial business, have led to a reduction in the size of the annual commercial automobile deficits. The Company intends to continue to respond to the incentives and disincentives provided by C.A.R. rules as deemed necessary and appropriate.

	The Company provides a separate rating tier for preferred commercial automobile business through Citation. Approximately 23% of the commercial automobile premiums produced by its voluntary agents in 1999 were written by Citation. The Company expects that this secondary rating tier will continue to assist the Company in retaining its better commercial automobile accounts, while also further increasing the percentage of commercial automobile business that can be retained voluntarily by the Company in 1999 and beyond.

	The Company has actively pursued affinity group marketing programs since 1995. The primary purpose of affinity group marketing programs is to provide participating groups with a convenient means of purchasing private passenger automobile insurance through associations and employer groups. Emphasis is placed on writing larger affinity groups, although accounts with as few as 25 participants are considered. Affinity groups are eligible for rate discounts which must be filed annually with the Division of Insurance. In general, the Company looks for affinity groups with mature/stable membership, favorable driving records and below average turnover ratios. Participants who leave the sponsoring group during the term of the policy are allowed to maintain the policy until expiration. At expiration, a regular Commerce policy may be issued at the insured's option.













8
<PAGE




	Since the latter part of 1995, Commerce has been a leader in affinity group marketing through agreements with the four American Automobile Association Clubs of Massachusetts ("AAA clubs") offering discounts on private passenger automobile insurance to the clubs' members who reside in Massachusetts. A 6% discount was approved for policies effective January 1, 2000. The AAA clubs discount can be combined with safe driver deviations for up to an 11.6% reduction from the 2000 state mandated rates. Membership in these clubs is estimated to represent approximately one-third of the Massachusetts motoring public, and has been the primary reason for a 44.5% increase in the number of personal automobile exposures written by Commerce since year-end 1995. As expected, this increase leveled off in 1999 and 1998 as evidenced by the 0.9% and 1.9% increase in personal automobile exposures, respectively, as compared to increases of 8.3% in 1997 and 29.8% in 1996. In 1999, total direct premiums written attributable to the AAA group business were $495,962 or 52.3% of the Company's total direct premiums written (67.8% of the Company's total Massachusetts personal automobile premium), an increase of 8.5% over 1998. Total exposures attributable to the AAA clubs group business were 547,009 or 67.1% of total Massachusetts personal automobile exposures in 1999, as compared to 547,100 or 67.6% in 1998. Of the total Massachusetts automobile exposures written by the Company, approximately 11% were written through insurance agencies owned by the AAA clubs. The remaining 89% were written through the Company's network of independent agents. For additional details, refer to the table found on page 11 entitled "AAA Affinity Group Discount and SDIP Deviations".

	Initially, the Massachusetts statute governing group marketing programs required that 35% of the eligible members must participate in a group marketing program within one year. Accordingly, Commerce, in coordination with the AAA clubs, aggressively pursued AAA members for the AAA Affinity Group Marketing Program. At December 31, 1996, Commerce had achieved the objective of writing more than 35% of the AAA members within the first year, as over 300,000 AAA members joined the program. Commerce has continued to maintain AAA member participation in excess of 35% through December 31, 1999, where it is currently estimated at 44.1% participation. The particular portion of the statute, dealing with achieving the 35% penetration level (participation) in one year, was amended by the Massachusetts Legislature in early 1997 to allow two years to reach the required penetration level. This requirement has subsequently been annually waived by the Massachusetts Legislature for 1998 and 1999. Waiving the penetration requirements allows insurance companies to continue offering group discounts without reaching the 35% level. The waiver of penetration requirements cannot be predicted for years beyond 1999.

	Commerce and the AAA clubs have agreed that Commerce shall be their exclusive underwriter of Massachusetts personal automobile group programs. This contract may be terminated by the AAA clubs upon written notice to Commerce, whose termination shall take effect at a minimum of three years from notice of termination.






















9
<PAGE




Other States Business

	Direct premiums written in states other than Massachusetts by Commerce West and the Company's newest acquisition, American Commerce, increased $83,801 or 358.2%. Commerce West writes 100% of its insurance business in the state of California. American Commerce, who writes business in 26 states, wrote approximately 71% of that business in seven states. The seven states with the highest percentages of premiums written by American Commerce are shown in the following table:

                                                     % of Direct Premiums
      Company                 State                     Written by State
      Commerce West           California..............      100.0%

      American Commerce       Arizona.................       21.5%
                              Oregon..................        9.9%
                              Ohio....................        9.8%
                              Rhode Island............        9.0%
                              Washington..............        8.7%
                              Oklahoma................        6.3%
                              Kentucky................        5.6%
                              Other states............       29.2%
                                   Total..............      100.0%

Insurance Ratios

	Underwriting profit margins are reflected by the extent to which the combined ratio is less than 100%. This ratio is considered the best simple index of current underwriting performance of an insurer. During the five-year period ended December 31, 1999, the property and casualty insurance industry's combined ratio, as reported by A.M. Best and weighted to reflect the Company's product mix ("weighted industry average"), has ranged from a low of 100.1% in 1997 to a high of 103.7% in 1999 on a statutory accounting principles basis. During this same period of time, the Company's combined ratio has consistently remained below the weighted industry average, ranging from as low as 91.0% in 1995 to a high of 98.5% in 1999. On an average basis, the Company's combined ratio was 96.4% for the five year period ended December 31, 1999 compared to a weighted industry average of 102.3%.

                                                      Year Ended December 31,
    Company Statutory Ratios                1999     1998     1997     1996     1995
       (unaudited)
      Loss and LAE Ratio.................     72.0%    71.6%    71.4%    70.9%    62.0%
      Underwriting Expense Ratio.........     26.5     26.5     25.1     27.1     29.0
      Combined Ratio.....................     98.5%    98.1%    96.5%    98.0%    91.0%

    Industry Combined Ratio
      (all writers)(1)...................    103.7%   102.2%   100.1%   102.9%   102.8%

(1) Source: Best's Review (January, 2000), as reported by A.M. Best for all property and casualty insurance companies and weighted to reflect the Company's product mix. The 1999 industry information is estimated by A.M. Best.

Investment Income and Realized Investment Gains

	The Company's total revenues were supplemented in fiscal 1999, 1998 and 1997 by net investment income of $89,787, $86,501 and $80,972, respectively. Additionally, the Company had realized investment gains of $8,130, $6,769 and $22,770 in 1999, 1998 and 1997, respectively.



10
<PAGE



Regulatory Matters

General

	Although the U.S. federal government does not directly regulate the insurance industry, federal initiatives often have an impact on the business. Congress and certain federal agencies continue to investigate the current condition of the insurance industry (encompassing both life and health and property and casualty insurance) in the United States in order to decide whether some form of federal role in the regulation of insurance companies would be appropriate. Congress conducts hearings relating, in general, to the solvency of insurers and has proposed federal legislation from time to time on this and other subjects.

	In November, 1999, the Gramm-Leach-Bliley Act (Financial Services Modernization Act - S.900) was signed into law: (1) repealing the Glass-Steagall Act of 1933, which had prohibited the merger of banks and securities firms; and, (2) substantially modifying the Bank Holding Company Act of 1956, had the effect of separating banking and insurance underwriting business. The law contains provisions that governs competition, creates safe-harbor protections for specific state laws and establishes consumer protections that will govern bank-insurance sales. Given the recent reform, the Company is unable to predict whether or in what form initiatives will be implemented and what the possible effects on the Company might be.

	At the state level, various forms of automobile insurance reform are continuously debated in the Massachusetts Legislature. New regulations and legislation are often proposed with the goal of reducing the need for premium increases. For further details, please refer to the general discussion on insurance regulation and premium rates beginning on page 5.


Personal Automobile Insurance

	As previously mentioned, since 1995, the Company has been a leader in affinity group marketing through discounts to members of the AAA clubs. Membership in these clubs is estimated to represent approximately one-third of the Massachusetts motoring public. The
Company increased its Massachusetts private passenger automobile insurance exposures by 0.9%, ending the year with approximately 21.3% of the Massachusetts private passenger automobile market.

	Since 1996, the Company has offered its Massachusetts customers safe driver deviations to drivers with SDIP classifications of either Steps 9 or 10. Safe driver deviations are rate discounts based on the customers driving record and resulting SDIP classification and must be approved annually by the Commissioner. Steps 9 and 10 are the two best driver SDIP classifications in Massachusetts, representing drivers with no at fault accidents and not more than one minor moving vehicle violation in the last six years. The accompanying table depicts the AAA Affinity Group Discount, SDIP Deviations and their combined reduction from Massachusetts average mandated rates:

AAA Affinity Group Discount and  SDIP Deviations    2000*   1999   1998    1997    1996
   AAA Affinity Group Discount...................    6%      6%      6%     10%     10%
   SDIP Step 9 Deviation.........................    6%      8%     15%     10%     10%
   SDIP Step 10 Deviation........................    2%      3%      4%     10%     10%

   Combined AAA Affinity Group Discount and
     Step 9 Deviation............................   11.6%   13.5%   20.1%   19.0%   19.0%
   Combined AAA Affinity Group Discount and
     Step 10 Deviation...........................    7.9%    9.8%    9.8%   19.0%   19.0%

   *For policies with effective dates as of January 1, 2000.

11
<PAGE



	In November 1999, in response to the average personal automobile rate decisions over the last several years, the Company filed for and ultimately received approval to offer SDIP deviations of 6% for Step 9 and 2% for Step 10 for policies incepting in the 2000 calendar year. At December 31, 1999, 69.0% of the Company's exposures were eligible for either Step 9 or Step 10 deviations versus 68.7% at December 31, 1998.

	The Company received state regulatory approval to implement an installment fee of $3.00 on each invoice, following the down payment, for all personal lines policies with effective dates of January 1, 1998 and beyond. At December 31, 1999, this program completed its second full year since implementation and, as a result, premium finance and service fees increased $1,334 or 9.9% in 1999. In 1998, service fees had increased $6,366 or 90.0%, which was the result of the installment fee program replacing a "late fee" system that had been utilized for 1997 and 1996.

Risk-Based Capital

	In order to enhance the regulation of insurer insolvency, the National Association of Insurance Commissioners ("NAIC") developed a formula and model law to implement Risk-Based Capital ("RBC") requirements for property and casualty insurance companies which are designed to assess capital adequacy and to raise the level of protection that statutory surplus provides for policyholder obligations. The RBC model for property and casualty insurance companies measures three major areas of risk facing property and casualty insurers: (i) underwriting, which encompasses the risk of adverse loss development and inadequate pricing; (ii) declines in asset values arising from credit risk; and,
(iii) other business risks from investments. Insurers having less statutory surplus than required by the RBC calculation will be subject to varying degrees of regulatory action, depending on the level of capital inadequacy.

	The RBC model formula proposes four levels of regulatory action. The extent of regulatory intervention and action increases as the level of surplus to RBC falls. The first level, the Company Action Level, requires an insurer to submit a plan of corrective actions to the regulator if surplus falls below 200% of the RBC amount. The Regulatory Action Level (as defined by the NAIC) requires an insurer to submit a plan containing corrective actions and permits the Commissioner to perform an examination or other analysis and issue a corrective order if surplus falls below 150% of the RBC amount. The Authorized Control Level (as defined by the NAIC) allows the regulator to rehabilitate or liquidate an insurer in addition to the aforementioned actions if surplus falls below 100% of the RBC amount. The fourth action level is the Mandatory Control Level (as defined by the NAIC) which requires the regulator to rehabilitate or liquidate the insurer if surplus falls below 70% of the RBC amount. The Company's insurance subsidiaries, Commerce, Citation, Commerce West, and American Commerce are listed in the accompanying table which provides the key RBC information:

                                                              Commerce    American
      (Dollars in millions)           Commerce    Citation      West      Commerce
      At December 31, 1999

      Statutory surplus.............    $ 411      $   108      $  23      $  85
      RBC Company action level......      164            3          6         23

      Statutory surplus in excess
        of RBC Company action level.    $ 247      $   105      $  17      $  62

      RBC amounts...................    $  82      $     2      $   3      $  12

      % of Surplus to RBC amounts...    501.5%     5,400.0%     766.7%     708.3%




12
<PAGE




Year Ended December 31, 1999 Compared to Year Ended December 31, 1998


Premiums

	The following table compares direct premiums written, net premiums written and earned premiums for the years ending December 31, 1999 and 1998:

(Dollars in thousands)
                                                       Years Ended December 31,
                                               1999       1998      Change     % Change
Direct Premiums Written:
  Personal Automobile in Massachusetts........  $731,329   $663,920   $ 67,409     10.2%
  Personal Automobile in All Other States.....    92,297     23,312     68,985    295.9%
  Commercial Automobile.......................    36,616     36,299        317      0.9%
  Homeowners in Massachusetts.................    59,981     59,761        220      0.4%
  Homeowners in All Other States..............    14,378         -      14,378      N/A
  Other Lines in Massachusetts................    13,027     13,483       (456)    (3.4%)
  Other Lines in All Other States.............       521         83        438    527.7%
     Total Direct Premiums Written............  $948,149   $796,858   $151,291     19.0%

Net Premiums Written:
  Direct Premiums.............................  $948,149   $796,858   $151,291     19.0%
  Assumed Premiums from C.A.R.................    87,241     74,644     12,597     16.9%
  Ceded Premiums to C.A.R.....................   (68,740)   (70,435)     1,695     (2.4%)
  Ceded Premiums to Other than C.A.R..........   (54,657)   (56,019)     1,362     (2.4%)
     Total Net Premiums Written...............  $911,993   $745,048   $166,945     22.4%

Earned Premiums:
  Personal Automobile in Massachusetts........  $633,746   $587,072   $ 46,674      8.0%
  Personal Automobile in All Other States.....    91,357     24,681     66,676    270.2%
  Commercial Automobile.......................    29,219     28,858        361      1.3%
  Homeowners in Massachusetts.................    16,830     23,235     (6,405)   (27.6%)
  Homeowners in All Other States..............    12,032        -       12,032      N/A
  Other Lines in Massachusetts................     3,190      5,717     (2,527)   (44.2%)
  Other Lines in All Other States.............       755        -          755      N/A
  Assumed Premiums from C.A.R.................    84,356     75,718      8,638     11.4%
  Assumed Premiums from Other than C.A.R......       345        339          6      1.8%
     Total Earned Premiums....................  $871,830   $745,620   $126,210     16.9%

  Earned Premiums in Massachusetts............  $682,985   $644,882   $ 38,103      5.9%
  Earned Premiums-Assumed.....................    84,701     76,057      8,644     11.4%
  Earned Premiums in All Other States.........   104,144     24,681     79,463    322.0%
     Total Earned Premiums....................  $871,830   $745,620   $126,210     16.9%
















13
<PAGE



	The $67,409 or 10.2% increase in Massachusetts personal automobile direct premiums written resulted primarily from increases of 0.9% and 2.5%, in the number of Massachusetts personal automobile exposures for liability and physical damage coverage, respectively, coupled with increases of 2.5% and 20.4% in the average premium rate per exposure for Massachusetts personal automobile liability and physical damage exposures, respectively. The components of these 1999 changes were as follows:

                                          % of Direct
     Coverage Type                      Premiums Written (1)    Rate Change (2)
     Liability:
       Bodily Injury.................        37.0%                  (1.9%)
       Personal Injury Protection....         6.8                   11.0
       Property Damage to Others.....        18.6                    9.1

           Total Liability...........        62.4                    2.5

     Physical Damage:
       Collision.....................        25.0                   25.2
       Comprehensive.................        12.6                   11.7

           Total Physical Damage.....        37.6                   20.4

           Total.....................       100.0%                   9.1%

   (1) Represents the Company's percentage of total direct private passenger automobile premiums written in Massachusetts.
   (2) Represents change in the 1999 average rate per exposure from the 1998 average rate charged by the Company for Massachusetts private passenger automobile premiums.


	The above percentage changes were primarily the result of rate modifications in the individual coverage components in the 1999 state mandated average rate increase, combined with changes in the Company's safe driver rate deviations. The combination of these factors resulted in a 9.1% increase in the average personal automobile premium per exposure in 1999. Despite the 1999 state mandated average rate increase of only 0.7%, the Company's increase in the average personal automobile premium per exposure was primarily due to the above noted changes coupled with the fact that the rate decision does not anticipate purchases of new automobiles in the year in which the rate decision applies and the Company's mix of personal automobile business differs from that of the industry. In 1999, the Company offered its customers safe driver deviations of 8.0% to drivers with SDIP classifications of Step 9 and 3.0% for Step 10 (15.0% for Step 9 and 4.0% for Step 10 in 1998).

	As shown in the table found on page 11, the AAA affinity group discount for 1999 was established at 6.0% which was unchanged from 1998. In 1999, for drivers who qualified, the Company's AAA affinity group discount and safe driver deviations could be combined for up to a 13.5% reduction (20.1% in 1998) from state mandated rates.

	The increases in other states personal automobile direct premiums written resulted primarily from the joint-venture acquisition of American Commerce, whose eleven month results were reflected in the above table. American Commerce contributed $85,676 in direct premiums written in 26 states.

	Direct premiums written for commercial automobile insurance increased by $317 or 0.9%, due primarily to a decrease of approximately 2.6% in the number of policies written, offset by a 3.7% increase in the average commercial automobile premium per policy. Direct premiums written for homeowners insurance (excluding the Massachusetts FAIR
Plan) increased by $220, or 0.4% due primarily to a 0.9% increase in the number of policies written offset by a 1.2% decrease in the average premium per policy.



14
<PAGE




	The $166,945 or 22.4% increase in net premiums written was due to the growth in direct premiums written as described above and by premiums assumed from C.A.R. The increase in premiums assumed from C.A.R. was the result of more premiums ceded to C.A.R. by the servicing carriers in 1999 as compared to 1998. Premiums ceded to reinsurers other than C.A.R. decreased $1,362, or 2.4% as compared to 1998 as a result of changes to non-automobile reinsurance.

	The $126,210 or 16.9% increase in earned premiums during 1999 as compared to 1998 was primarily due to the joint-venture acquisition of American Commerce. Earned premiums for American Commerce were $82,582 for the eleven months of 1999. The remaining amounts were primarily attributable to increases to the average rates per exposure for Massachusetts personal automobile liability and physical damage, mentioned previously. This resulted in a $38,103 or 5.9%, increase for Massachusetts earned premiums. The remaining increases were attributable to a $8,638 or 11.4% increase in earned premiums assumed from C.A.R. and a $6 or 1.8% increase in earned premiums assumed from ANI and Fair Plan. The increases were offset by a decrease of $3,119 or 9.0% in earned premiums from Commerce West.


Investment Income

	Net investment income is affected primarily from the composition of the Company's investment portfolio. The following table summarizes the composition of the Company's investment portfolio, at cost, at December 31, 1999 and 1998:

Investments, at cost                                         December 31,
(Dollars in thousands)                                      % of                 % of
                                                 1999      Invest.      1998    Invest.
   GNMA & FNMA mortgage-backed bonds......    $   82,349     6.1%   $  109,624     9.0%
   Corporate bonds........................        45,147     3.3           -        -
   U.S.Treasury bonds and notes...........         3,616     0.3           -        -
   Tax exempt state and municipal bonds...       530,333    39.2       490,858    40.4
       Total fixed maturities.............       661,445    48.9       600,482    49.4

   Preferred stocks.......................       230,934    17.1       200,270    16.4

   Investments in closed-end
     preferred stock mutual funds.........       267,956    19.8       169,394    13.9
   Other equity securities................        83,984     6.2        91,966     7.5
       Total common stocks................       351,940    26.0       261,360    21.4
       Total equities.....................       582,874    43.1       461,630    37.8

   Mortgages and collateral loans (net of
     allowance for possible loan losses)..        72,451     5.4        73,510     6.0
   Cash and cash equivalents..............        22,535     1.7        72,243     5.9
   Short-term investments.................           -        -          3,669     0.3
   Other investments......................        13,130     0.9         7,450     0.6
       Total investments..................    $1,352,435   100.0%   $1,218,984   100.0%

	The Company's investment strategy is to maximize after-tax investment income through high quality securities coupled with acquiring equity investments which may forgo current investment yield in favor of potential higher yielding capital appreciation in the future.









15
<PAGE




	As depicted in the accompanying table, net investment income increased $3,286 or 3.8%, compared to 1998, principally as a result of an increase in average invested assets (at cost). Net investment income as a percentage of total average investments was 6.8% in 1999 compared to 7.0% in 1998. Net investment income after tax as a percentage of total average investments was 5.7% in 1999 and 1998.

Investment Return                                    Year Ended December 31,
(Dollars in thousands)                              1999                 1998
   Average month-end investments (at cost)...    $1,326,098           $1,242,633
   Net investment income.....................        89,787               86,501
   Net investment income after-tax...........        74,970               71,094
   Net investment income as a percentage
     of average net investments (at cost)....           6.8%                 7.0%
   Net investment income after-tax as a
     percentage of average net
     investments (at cost)...................           5.7%                 5.7%

Premium Finance and Service Fees

	Premium finance and service fees increased $1,334, or 9.9% during 1999. The increase was significantly less than the 90.0% increase experienced in 1998. This reduction resulted from the completion of the second full year of implementing a $3.00 installment on each invoice.
The Company had previously received state regulatory approval to charge a $3.00 installment on each invoice following the down payment for all personal lines policies with effective dates beginning January 1, 1998 and beyond. Previously, in 1997, the Company had utilized a "late fee" system.

Amortization of Excess of Book Value of Subsidiary Interest over Cost

	As a result of the acquisition of American Commerce (see Management's Discussion and Analysis of Financial Condition and Results of Operations - General and Notes to Consolidated Financial Statements - NOTES A13 and A18), the amount representing the excess of the fair value of the net assets acquired over the purchase price at January 29, 1999 was $16,465. The amount is being amortized into revenues on a straight-line basis over a five-year period. The amount amortized into revenues in 1999 was $3,019.

Investment Gains and Losses

	Gross realized gains and losses on fixed maturity investments totaled $458 and $6,449, respectively, for the year ended December 31, 1999 compared to gross realized gains and losses on fixed maturity investments of $99 and $2,903, respectively, for the year ended December 31, 1998. Gross realized gains and losses on preferred stocks totaled $207 and $451, respectively, for the year ended December 31, 1999 compared to gross realized gains and losses on preferred stocks of $369 and $1,096, respectively, for the year ended December 31, 1998. Gross realized gains and losses on common stocks amounted to $18,187 and $5,057, respectively, for the year ended December 31, 1999 compared to gross realized gains on common stocks of $9,313 for the year ended December 31, 1998. Gross realized gains on other investments amounted to $1,235 for the year ended December 31, 1999 compared to gross realized gains on other investments of $987 for the year ended December 31, 1998.

	Net realized investment gains totalled $8,130 during 1999 as compared to net realized investment gains of $6,769 for 1998. A significant portion of the net realized gains in 1999 were the result of sales of common stocks, partially offset by net realized losses in the sales of non-taxable bonds, preferred stocks and in the maturity of GNMAs. Also included were realized gains on mortgage activity of $196 in 1999 compared to realized losses of $321 in 1998 and realized investment gains in other investments, specifically the Conning Insurance Limited Partnership, of $888 in 1999 compared with $666 in 1998.



16
<PAGE



	Gross unrealized gains and losses on fixed maturity investments totaled $5,221 and $19,328, respectively, at December 31, 1999 compared to $21,381 and $2,596, respectively, at December 31, 1998. The unrealized gains on fixed maturities decreased significantly despite increased fixed maturity holdings, as a result of the poor performance in the bond market due to rising interest rates in 1999. Gross unrealized gains and losses on preferred stocks totaled $782 and $20,667, respectively, at December 31, 1999 compared to $2,706 and $5,551, respectively, at December 31, 1998. Gross unrealized gains and losses on common stocks totaled $1,446 and $51,919, respectively, at December 31, 1999 compared to $24,721 and $2,120, respectively, at December 31, 1998. The unrealized losses on preferred and common stocks were primarily attributable to rising interest rates in 1999. Long-term interest rates (30-year Treasury Bond) increased to 6.48% at December 31, 1999 from 5.08% at December 31, 1998. The Company also had gross unrealized gains in other investments, specifically the Conning Insurance Limited Partnership, of $1,009 in 1999 compared with $375 in 1998.

Loss and Loss Adjustment Expenses

	Losses and loss adjustment expenses ("LAE") incurred increased $93,661 or 17.6% in 1999, compared to an increase of $5,302 or 1.0% in 1998. The increase in losses and LAE was primarily attributable to the acquisition of American Commerce, which accounted for $62,731 of the increase. The remaining increase was attributable to higher incurred losses on Massachusetts business, which was the direct result of the increased personal automobile direct premiums written discussed earlier, and losses and LAE assumed from C.A.R. offset by lower computer services expenses and higher reinsurance recoveries. Losses and LAE incurred (on a statutory basis) as a percentage of insurance premiums earned ("loss ratio") was 72.0% in 1999 as compared to 71.6% in 1998. The ratio of net incurred losses, excluding LAE, to premiums earned ("pure loss ratio") on personal automobile was 65.1% in 1999 compared to 61.4% in 1998. The increase to the personal automobile pure loss ratio was primarily due to a continued decrease in redundancies arising from prior accident years, and increases in the cost of adjusting losses. The commercial automobile pure loss ratio increased to 60.3% in 1999 compared to 52.3% in 1998. This increase was primarily the result of fewer prior year liability redundancies in the 1999 figure. For homeowners, the pure loss ratio was 35.9% in 1999 compared to 31.8% in 1998. Offsetting the overall increase in pure loss ratio, total expenses related to the Company's management incentive compensation plan and the American Commerce agency stock option plan included in losses and loss adjustment expenses were $397 lower in 1999 as compared to 1998. The decrease was primarily driven by decreases, during 1999, in the market price of the Company's common stock and offset by the 1999 implementation of the American Commerce agency stock option plan which resulted in an additional $954 in expenses during 1999. These management incentive and agency stock option expenses are directly impacted by the market price of the Company's common stock. The loss ratio was favorably impacted by 0.4% due to a reduction in expenses related to the termination of a contract for software development with an outside vendor during the second quarter of 1999. The loss ratio was also favorably impacted by additional reductions in computer services expenses paid to this vendor as compared to last year. The loss ratio (on a statutory basis) for Commerce West was 71.2% for 1999 as compared to 58.8% in 1998. The eleven month loss ratio (on a statutory basis) for the Company's new acquisition, American Commerce, was 75.8% for 1999.

















17
<page



Policy Acquisition Costs

	Policy acquisition costs expensed increased by $37,226, or 19.0% in 1999, compared to an increase of $8,943, or 4.8% in 1998. The increase in policy acquisition costs was primarily attributable to the acquisition of American Commerce, which accounted for $26,659 of the increase. The remaining increase was attributable to higher contingent commission accruals and higher underwriting expenses assumed from C.A.R. offset by lower computer services expenses. As a percentage of net premiums written, underwriting expenses for the insurance companies (on statutory basis) remained constant at 26.5% for both 1999 and 1998. As mentioned, a portion of the computer services expense decrease resulted from the termination, during the second quarter, of a contract for software development with an outside vendor which favorably impacted the underwriting expense ratio by 0.3% and through reduced computer services expenses paid to this vendor as compared to last year. Total expenses related to the Company's management incentive compensation plan and the American Commerce agency stock option plan included in policy acquisition costs were $219 lower in 1999 as compared to 1998. The decrease was primarily driven by decreases, during 1999, in the market price of the Company's common stock and offset by the 1999 implementation of the American Commerce agency stock option plan which resulted in an additional $954 in expense during 1999. The underwriting expense ratio (on a statutory basis) for Commerce West was 40.9% for 1999 as compared to 38.6% for 1998. The eleven month underwriting expense ratio (on a statutory basis) for the Company's new acquisition, American Commerce, was 31.4% for 1999.


Income Taxes

	The Company's effective tax rate was 21.1% and 22.5% for the years ended December 31, 1999 and 1998, respectively. In both years the effective rate was lower than the statutory rate of 35% primarily due to tax-exempt interest income and the corporate dividends received deduction. The lower effective tax rate for 1999 was the result of the tax exempt interest and the dividends received deduction comprising a greater portion of earnings before taxes.


Minority Interest

	As a result of the joint venture with AAA SNE and acquisition of American Commerce (see Management's Discussion and Analysis of Financial Condition and Results of Operations - General and Notes to Consolidated Financial Statements - NOTES A13 and A18), the Company's interest in ACIC Holding Co., Inc., through Commerce, a wholly-owned subsidiary of CHI, is represented by ownership of 80% of the outstanding shares of common stock at December 31, 1999. AAA SNE maintains a 20% common stock ownership. The minority interest of $952 included in these consolidated financial statements for 1999 represents 20% of the net loss for ACIC Holding Co., Inc. which is calculated after the $8,300 preferred stock dividend paid to Commerce.


Net Earnings

	Net earnings increased $6,096, or 6.3% to $102,588, during 1999 as compared to $96,492 in 1998 and operating earnings, which exclude the after-tax impact of net realized investment gains, increased $5,212, or 5.7% to $97,304 during 1999 as compared to $92,092 in 1998, both as a result of the factors previously mentioned.











18
<PAGE



Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

Premiums


	The following table compares direct premiums, net premiums written and earned premiums for the years ending December 31, 1998 and 1997:

(Dollars in thousands)
                                                          Years Ended December 31,
                                                  1998       1997      Change    % Change
Direct Premiums Written:
  Personal Automobile in Massachusetts........  $663,920   $633,681   $ 30,239       4.8%
  Personal Automobile in All Other States.....    23,312     27,312     (4,082)    (14.9)
  Commercial Automobile.......................    36,299     37,071       (772)     (2.1)
  Homeowners in Massachusetts.................    59,761     56,681      3,080       5.4
  Other Lines in Massachusetts................    13,483     13,730       (247)     (1.8)
  Other Lines in All Other States.............        83         92         (9)     (9.8)
     Total Direct Premiums Written............  $796,858   $768,649   $ 28,209       3.7%

Net Premiums Written:
  Direct Premiums.............................  $796,858   $768,649   $ 28,209       3.7%
  Assumed Premiums from C.A.R.................    74,644     76,531     (1,887)     (2.5)
  Ceded Premiums to C.A.R.....................   (70,435)   (71,816)     1,381      (1.9)
  Ceded Premiums from Other than C.A.R........   (56,019)   (31,863)   (24,156)     75.8
     Total Net Premiums Written...............  $745,048   $741,501   $  3,547       0.5%

Earned Premiums:
  Personal Automobile in Massachusetts........  $587,072   $552,190   $ 34,882       6.3%
  Personal Automobile in All Other States.....    24,681     28,159     (3,478)    (12.4)
  Commercial Automobile.......................    28,858     27,988        870       3.1
  Homeowners in Massachusetts.................    23,235     30,598     (7,363)    (24.1)
  Other Lines in Massachusetts................     5,717      8,425     (2,708)    (32.1)
  Assumed Premiums from C.A.R.................    75,718     82,867     (7,149)     (8.7)
  Assumed Premiums from Other than C.A.R......       339        270         69      25.6
     Total Earned Premiums....................  $745,620   $730,497   $ 15,123       2.1%

  Earned Premiums in Massachusetts............  $644,882   $619,201   $ 25,681       4.1%
  Earned Premiums-Assumed.....................    76,057     83,137     (7,080)     (8.5)
  Earned Premiums in All Other States.........    24,681     28,159     (3,478)    (12.4)
     Total Earned Premiums....................  $745,620   $730,497   $ 15,123       2.1%

	The $30,239 or 4.6% increase in Massachusetts personal automobile direct premiums written resulted primarily from increases of 1.9% and 4.5% in the number of Massachusetts personal automobile exposures for liability and physical damage coverage, respectively, coupled with a 3.2% decrease and a 13.3% increase in average rates for personal automobile physical liability and physical damage exposures, respectively.














19
<PAGE



     The components of these 1998 changes were as follows:

                                          % of Direct
     Coverage Type                     Premiums Written (1)    Rate Change (2)
     Liability:
       Bodily Injury.................        41.2%                  (8.4%)
       Personal Injury Protection....         6.7                    0.0
       Property Damage to Others.....        18.6                    9.1

           Total Liability...........        66.5                   (3.2)

     Physical Damage:
       Collision.....................        21.4                   13.6
       Comprehensive.................        12.1                   12.7

           Total Physical Damage.....        33.5                   13.3

           Total.....................       100.0%                   2.6%

   (1) Represents the Company's percentage of total direct private passenger automobile premiums written in Massachusetts.
   (2) Represents change in 1998 average rate per exposure from the 1997 average rate charged by the Company for Massachusetts private passenger automobile premiums.

	The above percentage changes were primarily the result of the changes in the Company's affinity group marketing programs, safe driver rate deviations and the effect of the 1998 state mandated average rate decrease of 4.0%. The combination of these factors resulted in a 2.6% increase in the average personal automobile premium (each vehicle insured). Despite the 1998 state mandated average rate decrease of 4.0%, the Company's increase in the average personal automobile premium per exposure was primarily due to the above noted changes coupled with the fact that the rate decision does not anticipate purchases of new automobiles in the year in which the rate decision applies and the Company's mix of personal automobile business differs from that of the industry. In 1998, the Company offered its customers safe driver deviations of 15% to drivers with SDIP classifications of Step 9 and 4.0% for Step 10 (10% for both Steps 9 and 10 in 1997). The decrease in California personal automobile direct premiums written resulted primarily from the increasingly competitive personal automobile market that has witnessed several new entrants since 1997.

	As shown in the table found on page 11, the AAA affinity group discount for 1998 was established at 6.0% (10% in 1997). In 1998, for drivers who qualified, the Company's AAA affinity group discount and safe driver deviations could be combined for up to a 20.1% reduction from state mandated rates.

	Direct premiums written for commercial automobile insurance decreased by $772 or 2.1%, due primarily to a decrease of approximately 0.2% in the number of policies written, and a 1.9% decrease in the average commercial automobile premium per policy. Direct premiums written for homeowners insurance (excluding the Massachusetts FAIR Plan) increased by $2,862, or 5.2% due primarily to a 1.6% increase in the number of policies written and a 3.6% increase in the average premium per policy.

	The increase in net premiums written was due to the growth in direct premiums written as described above, offset by increased levels of coverage provided by non-automobile reinsurance treaties resulting in an increase of ceded premiums. Written premiums assumed from C.A.R. decreased $1,887, or 2.5% and written premiums ceded to C.A.R. decreased $1,381 or 1.9% as compared to 1997, both as a result of changes in the industry's and the Company's utilization of C.A.R. reinsurance.
Premiums ceded to reinsurers other than C.A.R. increased $24,156 or 75.8% as compared to 1997 as a result of changes to non-automobile reinsurance discussed on page 51.

20
<page



	The increase in earned premiums was primarily attributable to a $34,882 or 6.3% increase in earned premiums for Massachusetts personal automobile insurance, an increase of $870, or 3.1% in earned premiums for commercial automobile insurance offset by a $7,363 decrease in earned premiums for homeowners insurance, a $3,478 or 12.4% decrease in earned premiums for California personal automobile insurance and a $2,708 or 32.1% decrease in earned premiums for all other than automobile lines. Earned premiums were impacted by increased levels of coverage provided by non-automobile reinsurance treaties which commenced during the 2nd half of 1998. Earned premiums assumed from C.A.R. decreased $7,149 or 8.7% during 1998 compared to 1997. Earned premiums ceded to C.A.R. decreased $3,594 or 5.0%.


Investment Income

	Net investment income is derived primarily from the composition of the Company's investment portfolio. The following table summarizes the composition of the Company's investment portfolio, at cost, at December 31, 1998 and 1997:

Investments, at cost                                          December 31,
(Dollars in thousands)                                     % of                  % of
                                                 1998     Invest.      1997     Invest.
   GNMA & FNMA mortgage-backed bonds......    $  109,624     9.0%   $  175,788    14.6%
   Corporate bonds........................           -       -             -       -
   U.S.Treasury bonds and notes...........           -       -             -       -
   Tax exempt state and municipal bonds...       490,858    40.4       390,996    32.6
       Total fixed maturities.............       600,482    49.4       566,784    47.2

   Preferred stocks.......................       200,270    16.4       148,135    12.3

   Investments in closed-end
     preferred stock mutual funds.........       169,394    13.9       115,943     9.7
   Other equity securities................        91,966     7.5        44,428     3.7
       Total common stocks................       261,360    21.4       160,371    13.4
       Total equities.....................       461,630    37.8       308,506    25.7

   Mortgages and collateral loans (net of
     allowance for possible loan losses)..        73,510     6.0        82,839     6.9
   Cash and cash equivalents..............        72,243     5.9       106,188     8.8
   Short term investments.................         3,669     0.3       132,700    11.1
   Other investments......................         7,450     0.6         3,783     0.3
       Total investments..................    $1,218,984   100.0%   $1,200,800   100.0%

	Net investment income increased $5,529 or 6.8%, compared to 1997, principally as a result of an increase in average invested assets (at cost). Net investment income as a percentage of total average investments was 7.0% in 1998 compared to 6.9% in 1997. Net investment income after tax as a percentage of total average investments was 5.7% in 1998 compared to 5.5% in 1997. The increase was primarily the result of the after-tax benefits of increased dividends received on common and preferred stocks.

Investment Return                                         Year Ended December 31,
(Dollars in thousands)                                  1998                  1997
   Average month-end net investments (at cost)...    $1,242,633            $1,181,181
   Net investment income.........................        86,501                80,972
   Net investment income after-tax of average....        71,094                65,286
   Net investment income as a percentage
     net investments (at cost)...................           7.0%                  6.9%
   Net investment income after-tax as a
     percentage of average net investments
    (at cost)....................................           5.7%                  5.5%

21
<page




Premium Finance and Service Fees

	Premium finance and service fees increased $6,366 or 90.0% during 1998. The increase was primarily attributable to the Company receiving state regulatory approval to charge a $3.00 installment on each invoice following the down payment for all personal lines policies with effective dates of January 1, 1998 and beyond. Previously, in 1996 and 1997, the Company had utilized a "late fee" system.


Investment Gains and Losses

	Gross realized gains and losses on fixed maturity investments totaled $99 and $2,903, respectively, for the year ended December 31, 1998 compared to gross realized gains and losses on fixed maturity investments of $4,306 and $2,887, respectively, for the year ended December 31, 1997. Gross realized gains and losses on preferred stocks totaled $369 and $1,096, respectively, for the year ended December 31, 1998 compared to gross realized gains and losses on preferred stocks of $2,688 and $2,682, respectively, for the year ended December 31, 1997. Gross realized gains on common stocks amounted to $9,313 for the year ended December 31, 1998 compared to gross realized gains on common stocks of $21,440 for the year ended December 31, 1997.

	Net realized investment gains totalled $6,769 during 1998 as compared to net realized investment gains of $22,770 for 1997. A significant portion of the net realized gains in 1998 were the result of sales of common stocks, partially offset by net realized losses in the sales of non-taxable bonds, preferred stocks and in the maturity of GNMAs. A significant portion of the realized gains in 1997 were primarily the result of a merger of a major New England financial corporation and its property and casualty subsidiary. The merger election and exchange of stock coupled with subsequent post merger sales of this corporation's common stock resulted in realized investment gains of $18,968. Also included were realized gains on mortgage activity of $321 in 1998 compared to realized losses of $95 in 1997 and realized investment gains in the Conning Insurance Limited Partnership of $666 in 1998 compared with none in 1997.

	Gross unrealized gains and losses on fixed maturity investments totaled $21,381 and $2,596, respectively, at December 31, 1998 compared to $24,190 and $377, respectively, at December 31, 1997. The unrealized gains on fixed maturities decreased despite increased fixed maturity holdings and declining interest rates in 1998. Gross unrealized gains and losses on preferred stocks totaled $2,706 and $5,551, respectively, at December 31, 1998 compared to $1,599 and $1,235, respectively at December 31, 1997. Gross unrealized gains and losses on common stocks totaled $24,721 and $2,120, respectively, at December 31, 1998 compared to $17,888 and $170, respectively, at December 31, 1997. The Company also recognized gross unrealized gains in the Conning Insurance Limited Partnership of $375 in 1998 compared with none in 1997.



















22
<page



Losses and Loss Adjustment Expenses

	Losses and loss adjustment expenses ("LAE") incurred (on a statutory basis) as a percentage of insurance premiums earned ("loss ratio") was 71.6% in 1998 as compared to 71.4% in 1997. The ratio of net incurred losses, excluding LAE, to premiums earned ("pure loss ratio") on personal automobile was 61.4% in 1998 compared to 61.3% in 1997. Although the personal automobile pure loss ratio remained stable, various components impacted the ratio, primarily in the bodily injury area. Redundancies from prior year losses realized in the current year, relating to bodily injury claims, were approximately $18.0 million less in 1998, as compared to 1997. Approximately $11.0 million of this amount was attributable to voluntary personal automobile bodily injury loss reserves and $7.0 million to fewer redundancies from C.A.R. assumed reserves. The decreased redundancies, however, were offset by better current year experience, also primarily in the personal automobile bodily injury area. This improvement was primarily the result of improved severity of bodily injury claims coupled with slightly improved claim frequency. The commercial automobile pure loss ratio increased to 52.3% in 1998 compared to 45.4% in 1997. For homeowners, the pure loss ratio was 31.8% in 1998 compared to 48.2% in 1997. This decrease was due to favorable weather conditions during 1998 as compared to normal weather conditions experienced during 1997, coupled with favorable development in the homeowners liability area. The LAE component of the loss ratio was primarily impacted by an increase of approximately $3.2 million in computer service expenses, relating to the Year 2000 and PMSC projects, offset by a decrease of management incentive plan expenses.
On a consolidated financial statement basis, total expenses related to the Company's management incentive plan included in losses and loss adjustment expenses were $10,093 lower in 1998 as compared to 1997. Of this decrease, $3,112 benefited the loss ratio for insurance companies directly with the remainder benefiting corporate expenses. Corporate expenses are not included in the calculation of the Company's statutory loss ratio. The decrease in the Company's management incentive plan expenses was primarily driven by the decrease in the market price of the Company's common stock which directly impacts plan expenses.

Policy Acquisition Costs

	Policy acquisition costs expensed increased by $8,943, or 4.8% in 1998, compared to an increase of $6,478, or 3.6% in 1997. The increase in policy acquisition costs was primarily due to higher contingent commission accruals, and higher computer service expenses relating to the Year 2000 and PMSC projects, both offset by lower expenses relating to the Company's management incentive plan. Specifically, total expenses related to the Company's management incentive plan included in policy acquisition costs were $8,764 lower in 1998 as compared to 1997. Of this decrease, $3,052 benefited the underwriting ratio for insurance companies directly with the remainder benefiting corporate expenses. Corporate expenses are not included in the calculation of the statutory underwriting expense ratio. The decrease in the Company's management incentive plan expenses was primarily driven by the decrease in the market price of the Company's common stock which directly impacts plan expenses. As a percentage of net premiums written, underwriting expenses for the insurance companies (on a statutory basis) were 26.5% during 1998 as compared to 25.1% for 1997.

Income Taxes

	The Company's effective tax rate was 22.5% and 24.7% for the years ended December 31, 1998 and 1997, respectively. The decrease was primarily attributable to higher dividends on preferred and common stock coupled with less realized capital gains during 1998 as compared to 1997. In both years the effective rate was lower than the statutory rate of 35% primarily due to tax-exempt interest income and the corporate dividends received deduction comprising a greater portion of net earnings before taxes.

Net Earnings

	Net earnings increased to $96,492, during 1998 as compared to $96,215 in 1997 and operating earnings, which exclude the after-tax impact of net realized investment gains, increased $10,677, or 13.1% to $92,092 during 1998 as compared to $81,415 in 1997, both as a result of the factors previously mentioned.


23
<page




Liquidity and Capital Resources
	The focus of the discussion of liquidity and capital resources is on the Consolidated Balance Sheets on page 33 and the Consolidated Statements of Cash Flows on pages 36 and 37. Stockholders' equity decreased by $59,151, or 8.4%, in 1999 as compared to 1998. The decrease resulted from $102,588 in net earnings offset by changes in other comprehensive loss, net of income tax benefits, on fixed maturities and preferred and common stocks of $78,162, dividends paid to stockholders of $38,656 and Treasury Stock purchased of $44,921. Total assets at December 31, 1999 increased $115,489, or 6.6% to $1,871,472 as compared to total assets of $1,755,983 at December 31, 1998, most of which resulted from the acquisition of American Commerce. Invested assets, at market value, increased $11,079 or 0.9% primarily as a result of the addition of $150,664, of invested assets from American Commerce, offset by the initial $90,800 investment in the joint venture, treasury stock purchases impacting cash and short-term investments and the interest rate impact on investments resulting in a net accumulated other comprehensive loss during 1999 (see next paragraph). Premiums receivable increased $32,282 or 19.8%, $9,727 attributable to American Commerce. The increase in premiums receivable from December 31, 1998, was primarily attributable to the seasonality of the policy effective dates of the Company's business, higher average premiums per exposure for Massachusetts auto business and the acquisition of American
Commerce. Deferred policy acquisition costs increased $9,741 or 11.0%, $6,563 attributable to American Commerce. Receivable from reinsurers increased $11,678 or 31.8%, $5,496 attributable to American Commerce with the remainder primarily attributable to the sliding-scale commission on the quota-share reinsurance program. The deferred income tax asset increased $43,051, $7,808 attributable to American Commerce with the remainder primarily the result of the decrease of the market value of the investment portfolio. All other remaining assets increased $7,658 or 3.7%, $6,034 attributable to American Commerce.

The Company's investment portfolio, at market, is shown on the following table as of December 31, 1999 and 1998 (for investments, at cost, refer to the table found on page
15):


                                                             December 31,
Investments, at market                                     % of                   % of
(Dollars in thousands)                           1999     Invest.      1998      Invest.
   GNMA & FNMA mortgage-backed bonds......    $   82,613     6.5%   $  112,588     9.0%
   Corporate bonds........................        42,532     3.4           -        -
   U.S.Treasury bonds and notes...........         3,315     0.2           -        -
   Tax exempt state and municipal bonds...       518,878    40.9       506,679    40.3
       Total fixed maturities.............       647,338    51.0       619,267    49.3

   Preferred stocks.......................       211,049    16.6       197,425    15.7

   Investment in closed-end
     preferred stock mutual funds.........       224,120    17.7       172,455    13.7
   Other equity securities................        77,347     6.1       111,506     8.9
       Total common stocks................       301,467    23.8       283,961    22.6
       Total equities.....................       512,516    40.4       481,386    38.3

   Mortgages and collateral loans (net of
     allowance for possible loan losses)..        72,451     5.7        73,510     5.8
   Cash and cash equivalents..............        22,535     1.8        72,243     5.7
   Short-term investments.................           -        -          3,669     0.3
   Other investments......................        14,139     1.1         7,825     0.6
       Total investments..................    $1,268,979   100.0%   $1,257,900   100.0%





24
<page



	The Company's fixed maturity portfolio is comprised of GNMAs and FNMA mortgage backed bonds (12.8%), municipal bonds (80.1%), corporate bonds (6.6%) and U.S. Treasury bonds (0.5%). Of the Company's bonds, 96.8% are rated in either of the two highest quality categories provided by the NAIC. As of December 31, 1999, the book value of the Company's fixed maturity portfolio exceeded its market value by $14,107 ($9,170 after taxes, or $0.27 per share). As of December 31, 1998, the market value of the Company's fixed maturity portfolio exceeded its book value by $18,785 ($12,210 after taxes, or $0.34 per share). At December 31, 1999, the cost of the Company's preferred stocks exceeded market value by $19,885 ($12,925 after taxes, or $0.38 per share). At December 31, 1998, the cost of the Company's preferred stocks exceeded market value by $2,845 ($1,849 after taxes, or $0.05 per share). At December 31, 1999, the cost of the Company's common stocks exceeded market value by $50,473 ($32,807 after taxes, or $0.95 per share). At December 31, 1998, the market value of the Company's common stocks exceeded cost by $22,601 ($14,691 after taxes, or $0.41 per share).

	Preferred stocks increased $13,624, or 6.9% and common stocks (primarily composed of closed-end preferred stock mutual funds) increased $17,506, or 6.2%, during 1999 primarily as a result of the Company's previously announced change in investment strategy which included the joint-venture acquisition of American Commerce. The Company's strategy is to maximize after-tax investment income through high quality securities coupled with acquiring equity investments which may forego current investment yield in favor of potential higher yielding capital appreciation in the future. As a result of the American Commerce acquisition, the Company's cash position has decreased $53,377, or 70.3% as compared to December 31, 1998.

	The Company's liabilities totalled $1,223,650 at December 31, 1999 as compared to $1,050,198 at December 31, 1998. The $173,452 or 16.5%
increase resulted partially from the acquisition of American Commerce. Loss and loss adjustment expense reserves comprised 55.2% of the Company's liabilities at December 31, 1999 compared with 56.8% at December 31, 1998. Unearned premiums comprised 37.4% of the Company's liabilities at December 31, 1999 compared with 37.3% at December 31,
1998. All other liabilities comprised 7.4% of the Company's liabilities at December 31, 1999 compared with 5.9% at December 31, 1998. Losses and loss adjustment expenses increased $78,912 or 13.1%, $56,508 attributable to American Commerce. The increase in liability for loss and loss adjustment expenses is attributed primarily to the acquisition of American Commerce, as mentioned, coupled with increased reported losses and higher assumed losses from C.A.R., as described below for Massachusetts business, during 1999. Unearned premiums increased
$65,671 or 16.8%, $27,615 attributable to American Commerce, as a result of the seasonality of the policy effective dates of the Company's business coupled with higher average premiums per exposure for Massachusetts auto business. Contingent commissions accrued increased $11,401 or 51.7% due to better experience in the agency profit sharing program. Excess of book value of subsidiary interest over cost
(formerly referred to as Negative Goodwill) associated with the January 29, 1999 acquisition of American Commerce was $10,758. The net effect of all other liabilities increased $7,430 or 18.7%.

	The primary sources of the Company's liquidity are funds generated from insurance premiums, net investment income, premium finance and service fees and the maturing and sale of investments as reflected in the Consolidated Statements of Cash Flows on pages 36 and 37. The discussion of these items can be found under "Year Ended December 31, 1999 Compared to Year Ended December 31, 1998", herein.








25
<page


	The Company's operating activities provided cash of $124,674 in 1999, as compared to $65,324 in 1998. These cash flows were primarily impacted by the fact that while premiums collected increased $119,933, or 15.7% in 1999 as compared to an increase of $34,009, or 4.7% in 1998, losses and LAE paid increased only $38,226, or 6.7% in 1999, as compared to an increase of $56,531, or 11.0% in 1998, and policy acquisition costs paid increased $38,814, or 20.8% in 1999 as compared to a decrease of $11,142, or 5.6% in 1998. The increase in premiums was primarily the result of the American Commerce acquisition, coupled with higher physical damage exposures written, and an average overall rate increase in premium per exposure of 9.1%. Federal income tax payments decreased $9,643, or 27.4% in 1999 as compared to an increase of $13,368, or 61.2% in 1998 due to additional payments made in 1998 applicable to prior years.

	The increase in net losses and LAE paid, which includes the change in the losses and LAE liability, resulted primarily from the acquisition of American Commerce.

	The net cash flows used in investing activities were primarily the result of purchases of fixed maturities, equity securities and the acquisition of American Commerce offset by proceeds from the sale and maturity of fixed maturities and equity securities. Investing activities were funded by accumulated cash and cash provided by operating activities during 1999 and 1998.

	Cash flows used in financing activities totaled $83,577 during 1999 compared to $38,566 during 1998. The 1999 cash flows used in financing activities consisted of $38,656 in dividends paid to stockholders and $44,921 used to purchase 1,683,100 shares of Treasury Stock. The 1998 cash flows used in financing activities consisted exclusively of dividends paid to stockholders.

	The Company's funds are generally invested in securities with maturities intended to provide adequate funds to pay claims without the forced sale of investments. The carrying value (at market) of total investments at December 31, 1999 was $1,268,979. At December 31, 1999, the Company held cash and short-term investments of $22,535. These funds provide sufficient liquidity for the payment of claims and other short-term cash needs. The Company also relies upon dividends from its subsidiaries for its cash requirements. Every Massachusetts insurance company seeking to make any dividend or other distributions to its stockholders may, within certain limitations, pay such dividends and then file a report with the Commissioner. Dividends in excess of these limitations are called extraordinary dividends. An extraordinary dividend is any dividend or other property, whose fair value together with other dividends or distributions made within the preceding twelve months exceeds the greater of ten percent of the insurer's surplus as regards to policyholders as of the end of the preceding year, or the net income of a non-life insurance company for the preceding year. No pro-rata distribution of any class of the insurer's own securities is to be included. No Massachusetts insurance company shall pay an extraordinary dividend or other extraordinary distribution until thirty days after the Commissioner has received notice of the intended distribution and has not objected. No extraordinary dividends were paid in 1999, 1998 and 1997.

	Periodically, sales have been made from the Company's fixed maturity investment portfolio to actively manage portfolio risks, including credit-related concerns, to optimize tax planning and to realize gains. This practice will continue in the future.

	Industry and regulatory guidelines suggest that the ratio of a property and casualty insurer's annual net premiums written to statutory policyholders' surplus should not exceed 3.00 to 1.00. The Company's statutory premiums to surplus ratio was 1.76 to 1.00, 1.32 to 1.00, and
1.43 to 1.00 for the years ended December 31, 1999, 1998 and 1997, respectively.

	In keeping with the Company's long-term growth objective to expand outside Massachusetts, in 1995 the Company acquired Commerce West, a personal automobile insurer, located in Pleasanton, California. Most recently, the Company formed a joint venture (ACIC Holding Co., Inc.) in November 1998, and acquired, American Commerce located in Columbus,
Ohio, in January 1999.  American Commerce writes automobile and homeowners insurance solely through 34 AAA independent insurance agencies in 26 states.
26
<page



	In early 1999, Commerce, a subsidiary of the Company, invested $90,800 in the joint venture (ACIC Holding Co., Inc.) to fund the American Commerce acquisition and to capitalize the joint venture that is owned together with AAA SNE. Of this $90,800, Commerce invested $90,000 in the form of preferred stock and an additional $800 representing its 80% common stock ownership. The terms of the preferred stock call for quarterly cash dividends at the rate of 10% per annum.
In the event cash dividends cannot be paid, additional preferred stock will be issued. AAA SNE invested $200 representing its 20% common stock ownership. Commerce consolidates ACIC Holding Co., Inc. and it's wholly-owned subsidiary, American Commerce, for financial reporting and tax purposes. Since 1995, Commerce has maintained an affinity group marketing relationship with AAA Insurance Agency, Inc., a subsidiary of AAA SNE. AAA Insurance Agency, Inc. has been an agent of Commerce since 1985.


Year 2000 Compliance

	The Year 2000 issue existed primarily because most computer programs were originally coded to recognize only the last two digits in the date field. If not addressed and corrected, many systems could have failed and produced erroneous results. The impact of this could have lead to a material adverse impact upon the Company's business including policy and claims processing. As a result, considerable effort took place to assess the impact and determine whether to replace and/or reprogram the systems in order for the systems to distinguish the intended year. The Company initiated the Century Change project to address all internal/external systems, software, agents, third parties and vendors in dealing with year 2000 compliance.

	The Century Change project, enlisted both a redeployment of internal resources and additional external consultant resources, involved the development of a formal plan to address the Year 2000 problem and progressed in accordance with that plan. The Company's plan, which was designed to avoid any material adverse business production issues, organized corporate systems into four sub-categories:
Data Exchange, AS400 Systems/Programs, PC Applications and PC Based Vendor Purchased Application Software. Different sub-plans were established for each category with the same Year 2000 objective in mind. As a result of this effort, the majority of the programming changes dealing with policy issuance, claims processing and maintenance were completed as of October 1998. Other internal changes were completed in accordance with specified delivery dates as outlined in the plan.
System testing for Year 2000 modifications successfully concluded as of the end of the third quarter of 1999. No processing problems have been encountered to date during the year 2000, regarding these computer programs.

	As part of the Century Change project, the Company reviewed the status of vendors who performed outside processing, those whose software the Company used for internal processing and those third parties with whom the Company did significant business. Accordingly, the Company recognized that year 2000 non-compliance could materially adversely affect the financial position, results of operations and cash flows of the Company. As a result, the Company contacted all significant related third parties in an effort to determine year 2000 compliance. This program included sending out questionnaires to our major business partners, including our agents, regarding their year 2000 readiness. Based on the responses received the Company did not anticipate any material impact on its operations or financial condition. If there were instances where the Company ascertained a potential non-compliance, the Company sought alternative year 2000 compliant third parties. While the Company took what it believed to be the appropriate safeguards, there could be no assurances that the failure of such third parties to be year 2000 compliant would not have had a material adverse impact on the Company. During 2000, no processing problems have been encountered to-date with the services or products provided by third parties.

	The Company's Executive Committee, as well as all departments in the Company, reviewed issues dealing with identifying possible year 2000 worst case scenarios and developed contingency plans to respond to the likelihood of these scenarios. Contingency plans were developed, where deemed appropriate, for all material systems and relationships during 1999. Previously, contingency plans had been developed for the continuation of policy and claim processing in the event that the Company's computer systems were not available due to a year 2000 related failure. No problems (worst case or otherwise) have been encountered during the year 2000, and it has not been necessary to activate any contingency plans.
27
<page




	The project, through December 31, 1999, involved internal staff costs as well as consulting expenses to prepare the systems for the year 2000. Total costs through December 31, 1999, for the Century Change project were approximately $7.4 million ($2.5 million of which related to 1999). Total costs applicable to internal staff, and external consulting and network hardware/software were approximately $2.4 million, $4.7 million, and $0.3 million, respectively ($0.8 million, $1.4 million, and $0.3 million, respectively, related to 1999).


Market Risk:  Interest Rate Sensitivity and Equity Price Risk

	The Company's investment strategy emphasizes investment yield while maintaining investment quality. The Company's investment objective is to maintain high quality diversified investments structured to maximize after-tax investment income while minimizing risk. The Company's funds are generally invested in securities with maturities intended to provide adequate funds to pay claims and meet other operating needs without the forced sale of investments. Periodically, sales have been made from the Company's fixed maturity portfolio to actively manage portfolio risks, including credit-related concerns, to optimize tax planning and to realize gains. This practice will continue in the future.

	In conducting investing activities, the Company is subject to, and assumes, market risk. Market risk is the risk of an adverse financial impact from changes in interest rates and market prices. The level of risk assumed by the Company is a function of the Company's overall objectives, liquidity needs and market volatility.

	The Company manages its market risk by focusing on higher quality equity and fixed income investments, by periodically monitoring the credit strength of companies in which investments are made, by limiting exposure in any one investment and by monitoring the quality of the investment portfolio by taking into account credit ratings assigned by recognized rating organizations.

	As part of its investing activities, the Company assumes positions in fixed maturity, equity, short-term and cash equivalents markets. The Company is, therefore, exposed to the impacts of interest rate changes in the market value of investments. For 1999, the Company's exposure to interest rate changes and equity price risk has been estimated using sensitivity analysis. The interest rate impact is defined as the effect of a hypothetical interest rate change of plus-or-minus 200 basis points on the market value of fixed maturities and preferred stocks. The equity price risk is defined as a hypothetical change of plus-or-minus
10% in the fair value of common stocks. Changes in interest rates would result in unrealized gains or losses in the market value of the fixed maturity and preferred stock portfolio due to differences between current market rates and the stated rates for these investments. Based on the results of the sensitivity analysis at December 31, 1999, the Company's estimated market exposure for a 200 basis point increase (decrease) in interest rates was calculated. A 200 basis point increase results in an $87,972 decrease in the market value of the fixed maturities and preferred stocks. A 200 basis point decrease results in a $49,136 increase in the market value of the same securities. The equity price risk impact at December 31, 1999, based upon a 10% increase in the fair value of common stocks, would be an increase of $30,147.
Based upon a 10% decrease, common stocks would decrease $30,147. This analysis was further exemplified during 1999 as the Company experienced a decline in the market value of investments, net of taxes, of $78,162 primarily as evidenced by an increase in long-term interest rates during this period. Long-term interest rates (30-year Treasury Bond) increased to 6.48% at December 31, 1999 from 5.08% at December 31, 1998.









28
<page




Recent Accounting Developments

	During 1997, the Accounting Standards Executive Committee ("AcSEC") issued Statement of Position 97-3 Accounting by Insurance and Other Enterprises for Insurance-Related Assessments ("SOP 97-3") effective for financial statements issued for periods ending after December 31, 1998. This statement provides guidance on accounting by insurance companies on the timing of recognition, the methods of measurement, and the required disclosures for guaranty fund and other related assessments. The adoption of this statement did not have a material impact on the Consolidated Financial Statements. Guaranty fund and insolvency fund assessments have not been material in recent years.

	During 1998, the AcSEC issued Statement of Position 98-1, Accounting for Costs of Computer Software Developed or Obtained for Internal Use ("SOP 98-1") effective for financial statements issued for periods beginning after December 15, 1998. This statement establishes guidance on accounting for the costs incurred related to internal use software. Prior to adoption, the Company expensed all software costs as incurred. The adoption of this statement did not have a material impact on the Consolidated Financial Statements, since the Company incurred no software costs during 1999 required to be capitalized under this statement.

	During 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133") effective for financial statements issued for fiscal years beginning after June 15, 1999. Subsequently, during 1999, FASB issued Financial Accounting Standards No. 137 "Deferral of the Effective Date of FASB Statement 133" ("FAS 137"). The adoption date was delayed to fiscal years beginning after June 15, 2000. The Company had no derivative or hedging activity in 1999, 1998 or 1997.


Effects of Inflation and Recession

	The Company generally is unable to recover the costs of inflation in its personal automobile insurance line since the premiums it charges are subject to state regulation. The premium rates charged by the Company for personal automobile insurance are adjusted by the Commissioner only at annual intervals. Such annual adjustments in premium rates may lag behind related cost increases. Economic recessions will also have an impact upon the Company, primarily through the policyholder's election to decrease non-compulsory coverages afforded by the policy and decreased driving, each of which tends to decrease claims.

	To the extent inflation and economic recession influence yields on investments, the Company is also affected. As each of these environments affect current market rates of return, previously committed investments may rise or decline in value depending on the type and maturity of investment.

	Inflation and recession must also be considered by the Company in the creation and review of loss and LAE reserves since portions of these reserves are expected to be paid over extended periods of time. The anticipated effect of economic conditions is implicitly considered when estimating liabilities for losses and LAE. The importance of continually adjusting reserves is even more pronounced in periods of changing economic circumstances.













29
<page





COMMON STOCK PRICE AND DIVIDEND INFORMATION


	The Company's common stock trades on the NYSE under the symbol "CGI". The high, low and close prices for shares as quoted in the Wall Street Journal, of the Company's Common Stock for 1999 and 1998 were as follows:

                                        1999                             1998
                               High      Low       Close         High     Low      Close
      First Quarter......    $35-1/16  $23-7/16   $24-9/16     $37-3/8  $31-3/4   $35-1/4
      Second Quarter.....     25-1/8    21-9/16    24-3/8       39-5/8   34-3/8    38-3/4
      Third Quarter......     26-7/8    21-1/2     23           39       24-7/8    27-5/8
      Fourth Quarter.....     28-1/8    20-3/4     26-1/8       36-1/2   22-11/16  35-7/16

	As of March 1, 2000, there were 1,188 stockholders of record of the Company's Common Stock, not including stock held in "Street Name" or held in accounts for participants of the Company's Employee Stock
Ownership Plan ("E.S.O.P.").

	The Board of Directors of the Company voted to declare four quarterly dividends to stockholders of record totaling $1.11 per share and $1.07 per share in 1999 and 1998, respectively. On May 21, 1999, the Board voted to increase the quarterly stockholder dividend from $0.27 to $0.28 per share to stockholders of record as of June 4, 1999. Prior to that declaration, the Company had paid quarterly dividends of $0.27 per share dating back to May 15, 1998 when the Board voted to increase the dividend from $0.26 to $0.27 per share.

	The Company purchased 1,683,100 shares of Treasury Stock under the stock buyback program during 1999 increasing the total shares of Treasury Stock to 3,640,448 at December 31, 1999. The Company began a stock buyback program during the second quarter of 1995. That program, which was approved by the Board of Directors on May 19, 1995, authorized the Company to purchase up to 3 million shares of Treasury Stock.
Through March 31, 1999, the Company completed its share purchases under that program. In May 1999, the Board of Directors approved an additional stock buy back program of up to 2 million shares. At
December 31, 1999, the Company has authority to purchase approximately
1.5 million additional shares.

























30
<page







REPORT OF MANAGEMENT

	The management of the Company is responsible for the consolidated financial statements and all other information presented in this Annual Report. The financial statements have been prepared in conformity with generally accepted accounting principles determined by management to be appropriate in the circumstances and include amounts based on management's informed estimates and judgments. Financial information presented elsewhere in this Annual Report is consistent with the financial statements. The appropriateness of data underlying such financial information is monitored through internal accounting controls, an internal audit department, independent auditors and the Board of Directors through its audit committee.

	The Company maintains a system of internal accounting controls designed to provide reasonable assurance to management and the Board of Directors that assets are safeguarded and that transactions are executed in accordance with management's authorization and recorded properly.
The system of internal accounting controls is supported by the selection and training of qualified personnel combined with the appropriate division of responsibilities.

	Management recognizes its responsibility for fostering a strong ethical climate so that the Company's affairs are conducted according to the highest standards of personal and corporate conduct. Management encourages open communication within the Company and requires the confidential treatment of proprietary information and compliance with all domestic laws, including those relating to financial disclosure.

	The 1999 consolidated financial statements were audited by the Company's independent auditors, Ernst & Young LLP, in accordance with generally accepted auditing standards. In addition, Ernst & Young LLP performs reviews of the unaudited quarterly financial statements. Management has made available to Ernst & Young LLP all the Company's financial records and related data, as well as the minutes of stockholders' and directors' meetings. Furthermore, management believes that all representations made to Ernst & Young LLP were valid and appropriate.



























31
<page



REPORT OF INDEPENDENT AUDITORS


To the Board of Directors and Stockholders of The Commerce Group, Inc.

	We have audited the accompanying consolidated balance sheets of The Commerce Group, Inc. and Subsidiaries as of December 31,
1999 and 1998, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

	We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

	In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Commerce Group, Inc. and Subsidiaries at December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.



                                         /s/  ERNST & YOUNG LLP




Boston, Massachusetts
February 18, 2000

THE COMMERCE GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31,
(Thousands of Dollars)

                                                                          1999        1998
ASSETS
Investments (notes A2, A3, A4 and B)
  Fixed maturities, at market (cost: $661,445 in 1999 and $600,482 in 1998).......................................................... $  647,338  $  619,267
  Preferred stocks, at market (cost: $230,934 in 1999 and $200,270
   in 1998)..........................................................    211,049     197,425
  Common stocks, at market (cost: $351,940 in 1999 and $261,360 in
   1998).............................................................    301,467     283,961
  Mortgage loans on real estate and collateral notes receivable
   (less allowance for possible loan losses of $2,127 in 1999
   and $2,301 in 1998)...............................................     72,451      73,510
  Cash and cash equivalents..........................................     22,535      72,243
  Short-term investments.............................................        -         3,669
  Other investments (cost: $13,130 in 1999 and $7,450 in 1998).......     14,139       7,825
      Total investments..............................................  1,268,979   1,257,900

Accrued investment income............................................     14,697      13,662
Premiums receivable (less allowance for doubtful receivables of
  $1,452 in 1999 and $1,450 in 1998).................................    195,160     162,878
Deferred policy acquisition costs (notes A5 and C)...................     98,500      88,759
Property and equipment, net of accumulated depreciation
  (notes A6 and D)...................................................     34,802      35,854
Residual market receivable (note F)
  Losses and loss adjustment expenses................................    106,576     111,784
  Unearned premiums..................................................     50,084      41,436
Due from reinsurers (note F).........................................     48,365      36,687
Deferred income taxes (notes A10 and G)..............................     43,051         -
Non-compete agreement net of accumulated amortization (note A7)......      3,179         -
Other assets.........................................................      8,079       7,023
      Total assets................................................... $1,871,472  $1,755,983

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
  Losses and loss adjustment expenses (notes A8, E and F)............ $  675,188  $  596,996
  Unearned premiums (note A9)........................................    457,095     391,424
  Current income taxes (notes A10 and G).............................     10,839       4,061
  Deferred income taxes (notes A10 and G)............................        -         3,769
  Deferred income (notes A11 and F)..................................      7,464       6,948
  Contingent commissions accrued (note A12)..........................     33,468      22,067
  Payable for securities purchased...................................      1,953          62
  Excess of book value of subsidiary interest over cost (note A13)...     10,758         -
  Other liabilities and accrued expenses.............................     26,885      24,871
      Total liabilities..............................................  1,223,650   1,050,198

Minority interest (note A14).........................................      1,188         -

Stockholders' Equity (notes B, K, L and M)
  Preferred stock, authorized 5,000,000 shares at $1.00 par value;
   none issued in 1999 and 1998......................................        -           -
  Common stock, authorized 100,000,000 shares at $.50 par value;
   38,000,000 shares issued in 1999 and 1998.........................     19,000      19,000
  Paid-in capital....................................................     29,621      29,621
  Net accumulated other comprehensive income (loss), net of income
   taxes (benefits) of ($28,467) in 1999 and $13,621 in 1998.........    (52,867)     25,295
  Retained earnings..................................................    734,488     670,556
                                                                         730,242     744,472
  Treasury stock, 3,640,448 shares in 1999 and 1,957,348 shares in
   1998, at cost (note A15)..........................................    (83,608)    (38,687)
      Total stockholders' equity.....................................    646,634     705,785
      Total liabilities, minority interest and stockholders' equity.. $1,871,472  $1,755,983

The accompanying notes are an integral part of these consolidated financial statements.

33

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS
For the years ended December 31,
(Thousands of Dollars Except Per Share Data)

                                                             1999        1998        1997
Revenues
  Earned premiums (notes A9 and F).....................  $  871,830  $  745,620  $  730,497
  Net investment income (note B).......................      89,787      86,501      80,972
  Premium finance and service fees.....................      14,774      13,440       7,074
  Amortization of excess of book value of subsidiary
    interest over cost (note A13)......................       3,019         -           -
  Net realized investment gains (note B)...............       8,130       6,769      22,770
       Total revenues..................................     987,540     852,330     841,313

Expenses
  Losses and loss adjustment expenses
   (notes A8, E and F).................................     625,090     531,429     526,127
  Policy acquisition costs (notes A5 and C)............     233,660     196,434     187,491
       Total expenses..................................     858,750     727,863     713,618

       Earnings before income taxes and minority
         interest......................................     128,790     124,467     127,695

Income taxes (notes A10 and G).........................      27,154      27,975      31,480

       Net earnings before minority interest...........     101,636      96,492      96,215

Minority interest in net loss of subsidiary (note A14).         952         -           -

       NET EARNINGS....................................  $  102,588  $   96,492  $   96,215

       COMPREHENSIVE INCOME............................  $   24,426  $   94,555  $  100,368

       BASIC AND DILUTED NET EARNINGS PER COMMON SHARE
        (note A16).....................................  $     2.94  $     2.68  $     2.67

       CASH DIVIDENDS PAID PER SHARE...................  $     1.11  $     1.07  $     1.03

       WEIGHTED AVERAGE NUMBER OF COMMON
        SHARES OUTSTANDING.............................  34,940,074  36,042,652  36,044,679


















The accompanying notes are an integral part of these consolidated financial statements.

34

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the years ended December 31,
(Thousands of Dollars)

                                                    Net
                                                 Accumulated
                                                    Other
                               Common  Paid-in  Comprehensive  Retained   Treasury
                               Stock   Capital  Income/(Loss)  Earnings    Stock     Total
Balance January 1, 1997...... $19,000  $29,621    $ 23,079    $553,539  $(38,200) $587,039

 Net earnings................                                   96,215              96,215
 Other comprehensive income:
  Unrealized holding gains
   arising during the period
   net of taxes of $7,268...                        13,498                          13,498
  Reclassification adjustment
   net of tax benefits of
   $5,032....................                       (9,345)                         (9,345)
  Other comprehensive loss...                        4,153                           4,153
 Comprehensive income........                                                      100,368
 Stockholder dividends.......                                  (37,124)            (37,124)
 Treasury stock purchased....                                               (487)     (487)
Balance December 31, 1997....  19,000   29,621      27,232     612,630   (38,687)  649,796

 Net earnings................                                   96,492              96,492
 Other comprehensive income
   (loss):
  Unrealized holding gains
   arising during the period,
    net of taxes of $1,455...                        2,702                           2,702
  Reclassification adjustment
   net of tax benefits of
   $2,498....................                       (4,639)                         (4,639)
  Other comprehensive loss...                       (1,937)                         (1,937)
 Comprehensive income........                                                       94,555
 Stockholder dividends.......                                  (38,566)            (38,566)
Balance December 31, 1998....  19,000   29,621      25,295     670,556   (38,687)  705,785

 Net earnings...............                                   102,588             102,588
 Other comprehensive income
   (loss):
  Unrealized holding losses
   arising during the period,
   net of tax benefits of
   $35,103...................                      (65,192)                        (65,192)
  Reclassification adjustment
   net of tax benefits of
   $6,984....................                      (12,970)                        (12,970)
  Other comprehensive loss...                      (78,162)                        (78,162)
 Comprehensive income........                                                       24,426
 Stockholder dividends.......                                  (38,656)            (38,656)
 Treasury Stock purchased....                                            (44,921)  (44,921)

Balance December 31, 1999.... $19,000  $29,621    $(52,867)   $734,488  $(83,608) $646,634



The accompanying notes are an integral part of these consolidated financial statements.

35


THE COMMERCE GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31,
(Thousands of Dollars)

                                                            1999        1998        1997


Cash flows from operating activities
  Premiums collected.................................... $ 881,472   $ 761,539   $ 727,530
  Net investment income received........................    90,556      85,076      81,376
  Premium finance and service fees received.............    14,774      13,440       7,074
  Losses and loss adjustment expenses paid..............  (610,887)   (572,661)   (516,130)
  Policy acquisition costs paid.........................  (225,683)   (186,869)   (198,011)
  Federal income tax payments...........................   (25,558)    (35,201)    (21,833)
    Net cash provided by operating activities...........   124,674      65,324      80,006

Cash flows from investing activities
  Proceeds from maturity of fixed maturities............    46,565      64,004     108,592
  Proceeds from sale of fixed maturities................   142,562      34,034     124,653
  Proceeds from sale of equity securities...............    76,485      80,420     224,059
  Purchase of fixed maturities..........................  (107,664)   (134,540)    (98,098)
  Purchase of equity securities.........................  (171,097)   (224,896)   (296,714)
  Purchase of other investments.........................    (4,875)     (3,616)     (1,752)
  Purchase of subsidiary, net of cash acquired..........   (77,056)        -           -
  Net (increase) decrease in short-term investments,
   net of payable for securities purchased..............     3,669     117,531    (121,200)
  Payments received on mortgage loans and collateral
   notes receivable.....................................    11,800      26,788      11,386
  Mortgage loans and collateral notes originated........   (10,911)    (16,450)    (19,816)
  Purchase of property and equipment....................    (2,910)     (4,293)     (8,133)
  Other proceeds from investing activities..............     2,627         315         281
    Net cash used in investing activities...............   (90,805)   ( 60,703)    (76,742)

Cash flows from financing activities
  Dividends paid to stockholders........................   (38,656)    (38,566)    (37,124)
  Purchase of treasury stock............................   (44,921)       -           (487)
    Net cash used in financing activities...............   (83,577)    (38,566)    (37,611)

Decrease in cash and cash equivalents...................   (49,708)    (33,945)    (34,347)
Cash and cash equivalents at beginning of year..........    72,243     106,188     140,535
Cash and cash equivalents at end of year................ $  22,535   $  72,243   $ 106,188
















The accompanying notes are an integral part of these consolidated financial statements.

36


THE COMMERCE GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Reconciliation of Net Earnings to Net Cash Provided by Operating Activities For the years ended December 31, (Thousands of Dollars)

                                                              1999        1998        1997


Cash flows from operating activities
  Net earnings........................................... $ 102,588   $  96,492   $  96,215
  Adjustments to reconcile net earnings to net cash
   provided by operating activities:
    Premiums receivable..................................   (22,399)      6,591     (11,634)
    Deferred policy acquisition costs....................    (3,374)     (3,495)     (2,296)
    Residual market receivable...........................    (3,440)     27,579      14,414
    Due from reinsurers..................................    (4,116)    (18,517)      1,489
    Losses and loss adjustment expenses..................    15,080     (52,477)    (13,359)
    Unearned premiums....................................    38,796      11,825      11,608
    Current income taxes.................................     6,909       1,405       2,485
    Deferred income taxes................................    (5,314)     (8,632)      6,984
    Deferred income......................................       516        (323)       (703)
    Contingent commissions...............................    11,401       8,206     (11,851)
    Other assets, liabilities and accrued expenses.......    (8,795)        533       4,992
    Net realized investment gains........................    (8,130)     (6,769)    (22,770)
    Other - net..........................................     4,952       2,906       4,432

       Net cash provided by operating activities......... $ 124,674   $  65,324   $  80,006






























The accompanying notes are an integral part of these consolidated financial statements.

37


THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999, 1998 and 1997
(Thousands of Dollars)

NOTE A-Summary of Significant Accounting Policies

1.   Basis of Presentation

	The consolidated financial statements of The Commerce Group, Inc. (the "Company") have been prepared in accordance with generally accepted accounting principles ("GAAP").

	The consolidated financial statements include The Commerce Group, Inc. and its wholly-owned subsidiaries, Bay Finance Company, Inc., Clark-Prout Insurance Agency, Inc. and Commerce Holdings, Inc. ("CHI"). The Commerce Insurance Company ("Commerce") and Citation Insurance Company ("Citation") are wholly-owned subsidiaries of CHI. Commerce
West Insurance Company ("Commerce West") is a wholly-owned subsidiary of Commerce. American Commerce Insurance Company ("American Commerce") is a wholly-owned subsidiary of ACIC Holding Co., Inc. ACIC Holding Co., Inc. is owned jointly with AAA Southern New England ("AAA SNE") with Commerce maintaining an 80% common stock interest and AAA SNE maintaining a 20% common stock interest (see note A18). All intercompany transactions and balances have been eliminated in consolidation. Certain prior year account balances have been reclassified to conform to the 1999 presentation.

	The insurance subsidiaries, Commerce, Citation, Commerce West and American Commerce, prepare statutory financial statements in accordance with accounting practices prescribed by the National Association of Insurance Commissioners ("NAIC"), the Commonwealth of Massachusetts, the State of California, and the State of Ohio.

	The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.   Investments

	All investment transactions have credit exposure to the extent that a counterparty may default on an obligation to the Company. Credit risk is a consequence of carrying investment positions. To manage credit risk, the Company focuses on higher quality fixed-income securities and preferred stocks, reviews the credit strength of all companies which it invests in, limits its exposure in any one investment category and monitors the portfolio quality, taking into account credit ratings assigned by recognized statistical rating organizations.

	Investments in fixed maturities, which include taxable and non-taxable bonds, and investments in common and preferred stocks, are carried at fair market value and are classified as available for sale. Unrealized investment gains and losses on common and preferred stocks and fixed maturities, to the extent that there is no permanent impairment of value, are credited or charged to a separate component of stockholders' equity, known as "net accumulated other comprehensive income (loss)", until realized, net of any tax effect. When investment securities are sold, the realized gain or loss is determined based upon specific identification. Fair market value of fixed maturities and common and preferred stocks is based on quoted market prices. For other securities held as investments, fair market value equals quoted market price, if available. If a quoted market price is not available, fair market value is estimated using quoted market prices for similar securities. The Company has not invested more than 5% of fixed maturities in any one state or political subdivision.





38
<page


THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999, 1998 and 1997
(Thousands of Dollars)

NOTE A-Summary of Significant Accounting Policies - (continued)

	The Company originates and holds mortgage loans on real estate on properties located in the Commonwealth of Massachusetts and the State of Connecticut. The Company controls credit risk through credit approvals, credit limits and monitoring procedures. The Company performs in-depth credit evaluations on all new mortgage customers. Bad debt expenses have not been material in recent years.

	Mortgage loans on real estate and collateral notes receivable are stated at the amount of unpaid principal, less an allowance for possible loan losses. The adequacy of the allowance for possible loan losses is evaluated on a regular basis by Management. Factors considered in evaluating the adequacy of the allowance include previous loss experience, current economic conditions and their effect on borrowers and the performance of individual loans in relation to contract terms. The provision for possible loan losses charged to operating expenses is based upon Management's judgment of the amount necessary to maintain the allowance at a level adequate to absorb possible losses. Loan losses are charged against the allowance when Management believes the collectibility of the principal is unlikely and recoveries are credited to the allowance when received.

	Interest on mortgage loans is included in income as earned based upon rates applied to principal amounts outstanding. Accrual of interest on mortgage loans is discontinued either when reasonable doubt exists as to the full, timely collection of interest or principal, or when a loan becomes contractually past due more than ninety days. When a loan is placed on nonaccrual status, all unpaid interest previously accrued is reversed against current period earnings.


3.   Cash and Cash Equivalents

	Cash and cash equivalents includes cash currently on hand to cover operating expenses. The Company held $18,655 and $13,572 in U.S. Government Repurchase Agreements at various financial institutions in 1999 and 1998, respectively. The amount of collateral, maintained by the seller, at the time of purchase and each subsequent business day, is required to have a market value that is equal to 102% of the resale price.


4.   Short-Term Investments

	In 1998, the Company held short-term investments consisting of Commercial Paper, Auction Rate Preferred Stocks and Variable Rate
Municipal Bonds, carried at cost, which approximates market value.


5.   Deferred Policy Acquisition Costs

	Policy acquisition costs relating to unearned premiums, consisting of commissions, premium taxes and other underwriting expenses incurred at the policy issuance, are deferred and amortized over the period in which the related premiums are earned, the amount being reduced by any potential premium deficiency. If any potential premium deficiency exists, it represents future estimated losses, loss adjustment expenses and amortization of deferred acquisition costs in excess of the related unearned premiums. There was no premium deficiency in 1999, 1998 and 1997. In determining whether a premium deficiency exists, the Company considers anticipated investment income on unearned premiums.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999, 1998 and 1997
(Thousands of Dollars)

NOTE A-Summary of Significant Accounting Policies - (continued)


6.   Property and Equipment

	Property and equipment are stated at cost and are depreciated on the straight line method over the estimated useful lives of the assets using the following rates:

                                                                   Percent
Asset Classification                               Per Annum
Buildings.......................................         2.5
Building improvements (prior to 1992)...........         2.5
Building improvements (1992 and subsequent).....         5.0
Equipment and office furniture..................        10.0
EDP equipment and copiers.......................        20.0
Automobiles.....................................        33.3

	Maintenance and repairs are charged to operations; betterments are capitalized. The cost of property sold or otherwise disposed of and the accumulated depreciation thereon are eliminated from the related property and accumulated depreciation accounts and any resulting gain or loss is credited or charged to income.


7.   Non-Compete Agreement

	The non-compete agreement of $3,179 represents the portion of the purchase price associated with the acquisition of American Commerce allocated to the arrangement whereby principals of AAA National agreed not to compete with American Commerce for a period of ten years. The cost of $3,500 is being amortized on a straight-line basis over the term of the arrangement. The amount of accumulated amortization at December 31, 1999 was $321.

8.   Losses and Loss Adjustment Expenses

	The liability for unpaid losses and loss adjustment expenses ("LAE") represents the accumulation of individual case estimates for reported losses and estimates for incurred but not reported ("IBNR") losses and LAE. Assumed losses and LAE are recorded as reported by the ceding organization with additional adjustments for IBNR. The liability for losses and LAE is intended to cover the ultimate net cost of all losses and loss adjustment expenses incurred through the balance sheet date. Liability estimates are continually reviewed and updated, and therefore, the ultimate liability may be more or less than the current estimate. The effects of changes in the estimates are included in the results of operations in the period in which the estimates are revised.

9.   Premiums

	Insurance premiums are recognized as income ratably over the terms of the policies. Unearned premiums are determined by prorating policy premiums on a daily basis over the terms of the policies. A significant portion of the Company's Massachusetts premiums written is derived through the American Automobile Association Clubs of Massachusetts ("AAA clubs") affinity group marketing program. Of the Company's total direct premiums written, the portion attributable to the AAA affinity group marketing program was $495,962 or 52.3% in 1999, $457,430 or 57.3% in
1998 and $423,243 or 55.1% in 1997. Of these amounts, 11% were written through insurance agencies owned by the AAA clubs and 89% were written through the Company's network of independent agents in 1999, 1998 and 1997, respectively.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999, 1998 and 1997
(Thousands of Dollars)

NOTE A-Summary of Significant Accounting Policies - (continued)

10.   Income Taxes

	The Company uses an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than changes in the tax law or rates, unless enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. No valuation allowance was established in 1999 and 1998.

11.  Deferred Income

	Income consisting of expense reimbursements, which include servicing carrier fees from Commonwealth Automobile Reinsurers
("C.A.R."), a state-mandated reinsurance mechanism, on policies written for C.A.R., are deferred and amortized over the term of the related insurance policies (see note F).

12.  Contingent Commissions

	In addition to state mandated minimum and other commissions on policies written, the Company pays certain of its agencies compensation in the form of profit sharing. This is based, in part, on the underwriting profits of an individual agent's business written with the Company. This arrangement utilizes a three year rolling plan, with one third of each of the current and the two prior years profit or loss calculations, summed to a single amount. This amount, if positive, is multiplied by the profit sharing commission rate and paid to the agent.

13.  Excess of Book Value of Subsidiary Interest Over Cost

	As a result of the acquisition of American Commerce, the amount representing the excess of the fair value of the net assets acquired over the purchase price at the January 29, 1999 acquisition date was $16,465. The amount is being amortized into revenue on the straight line basis over a five year period. The amount amortized into income in 1999 was $3,019. The amount shown on the Balance Sheet represents the Company's 80% share of the net excess of book value of subsidiary interest over cost less accumulated amortization.

14.  Minority Interest

	The Company's interest in ACIC Holding Co., Inc. through Commerce, a wholly owned subsidiary of CHI, is represented by 80% ownership of the outstanding shares of common stock at December 31, 1999. AAA SNE maintains a 20% common stock ownership. The minority interest of $952 for 1999 represents 20% of the net loss of ACIC Holding Co., Inc., after the preferred stock dividends, which is included in these consolidated financial statements.

15.  Treasury Stock

	On May 19, 1995, the Board of Directors of the Company announced the approval of a stock buyback program of up to 3,000,000 shares. Through March 31, 1999, the Company completed its share purchase under that program. Under prior Board of Directors authorizations, the Company purchased an additional 143,248 shares of Treasury Stock during the first quarter of 1999, bringing total purchases of Treasury Stock to 3,143,248 as of March 31, 1999. In May 1999, the Board of Directors approved an additional stock buy back program of up to 2 million shares. Since that announcement, the Company has purchased 497,200 shares of Treasury Stock bringing the total number of shares to 3,640,448 as of December 31, 1999.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999, 1998 and 1997
(Thousands of Dollars)

NOTE A-Summary of Significant Accounting Policies - (continued)

16.  Net Earnings Per Common Share

	Net earnings per common share is computed by dividing net earnings by the weighted average number of common shares outstanding. The weighted average number of common shares outstanding for the years ended December 31, 1999, 1998 and 1997 were 34,940,074, 36,042,652 and
36,044,679, respectively. Weighted average number of common shares outstanding is determined by taking the average of the following calculation for a specified period of time: The daily amount of (1) the total issued outstanding common shares minus (2) the total Treasury
Stock purchased.


17.  New Accounting Pronouncements

	During 1997, the Accounting Standards Executive Committee ("AcSEC") issued Statement of Position 97-3 Accounting by Insurance and Other Enterprises for Insurance-Related Assessments ("SOP 97-3") effective for financial statements issued for periods ending after December 31, 1998. This statement provides guidance on accounting by insurance companies on the timing of recognition, the methods of measurement, and the required disclosures for guaranty fund and other related assessments. The adoption of this statement did not have a material impact on the Consolidated Financial Statements. Guaranty fund and insolvency fund assessments have not been material in recent years.

	During 1998, the AcSEC issued Statement of Position 98-1, Accounting for Costs of Computer Software Developed or Obtained for Internal Use ("SOP 98-1") effective for financial statements issued for periods beginning after December 15, 1998. This statement establishes guidance on accounting for the costs incurred related to internal use software. Prior to adoption, the Company expensed all software costs as incurred. The adoption of this statement did not have a material impact on the Consolidated Financial Statements, since the Company incurred no software costs during 1999 required to be capitalized under this statement.

	During 1998, the Financial Accounting Standards Board ("FASB") issued statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133") effective for financial statements issued for fiscal years beginning after June 15, 1999. Subsequently, during 1999, FASB issued Financial Accounting Standards No. 137 "Deferral of the Effective Date of FASB Statement 133" ("FAS 137"). The adoption date was delayed to fiscal years beginning after June 15, 2000. The Company had no derivative or hedging activity in 1999, 1998 or 1997.


18.  Acquisition

	In November of 1998, Commerce formed ACIC Holding Co., Inc., in a joint venture with AAA SNE and invested $90,800 to fund the January 29, 1999 acquisition of the Automobile Club Insurance Company, whose name was changed to American Commerce upon completion of the acquisition. Commerce invested $90,000 in the form of preferred stock and an additional $800 representing an 80% common stock ownership. AAA SNE invested $200 representing a 20% common stock ownership. The terms of the preferred stock call for Commerce to receive quarterly cash dividends at the rate of 10% per annum from ACIC Holding, Co., Inc. In the event cash dividends cannot be paid, additional preferred stock will be issued. The acquisition was accounted for as a purchase. Commencing with the January 29, 1999 acquisition date, ACIC Holding Co., Inc. and American Commerce's results were consolidated into the Company's financial statements found herein. Since 1995, Commerce has maintained an affinity group marketing relationship with AAA Insurance Agency, Inc., a subsidiary of AAA SNE. AAA Insurance Agency, Inc. has been a licensed insurance agent of Commerce since 1985.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999, 1998 and 1997
(Thousands of Dollars)


NOTE B-Investments and Investment Income

1.   Fixed Maturities

	The amortized cost and estimated fair market value of investments in fixed maturities are as follows:

                                                       Gross         Gross       Estimated
                                        Amortized    Unrealized    Unrealized   Fair Market
                                           Cost         Gains        Losses        Value
At December 31, 1999:
  Corporate bonds.....................  $ 45,147      $     87      $ (2,702)    $ 42,532
  U.S. Treasury bonds and notes.......     3,616            19          (320)       3,315
  GNMA & FNMA mortgage-backed bonds...    82,349           753          (489)      82,613
  Obligations of states and
   political subdivisions.............   530,333         4,362       (15,817)     518,878
       Totals.........................  $661,445      $  5,221      $(19,328)    $647,338

At December 31, 1998:
  GNMA mortgage-backed bonds..........  $109,624      $  2,965      $     (1)    $112,588
  Obligations of states and
   political subdivisions.............   490,858        18,416        (2,595)     506,679
       Totals.........................  $600,482      $ 21,381      $ (2,596)    $619,267

	Proceeds from sales of investments in fixed maturities, gross gains and gross losses realized on those sales were as follows:

                                                       Proceeds       Gross         Gross
                                                         From        Realized      Realized
                                                        Sales         Gains         Losses
For the year ended December 31, 1999:
  Corporate bonds....................................  $ 17,516      $    102     $   (941)
  U.S. Treasury bonds and notes......................    27 096             8         (842)
  GNMA mortgage-backed bonds.........................       -             -            -
  Obligations of states and political subdivisions...    97,950           298       (2,606)
       Totals........................................  $142,562      $    408     $ (4,389)

For the year ended December 31, 1998:
  GNMA mortgage-backed bonds.........................  $    -        $    -       $    -
  Obligations of states and political subdivisions...    34,034            25         (435)
       Totals........................................  $ 34,034      $     25     $   (435)

For the year ended December 31, 1997:
  GNMA mortgage-backed bonds.........................  $    -        $    -       $    -
  Obligations of states and political subdivisions...   124,653         3,994         (390)
       Totals........................................  $124,653      $  3,994     $   (390)


THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999, 1998 and 1997
(Thousands of Dollars)


NOTE B-Investments and Investment Income - (continued)

	The amortized cost and approximate fair market value of fixed maturities at December 31, 1999 and 1998, by contractual maturity, are as follows:

                                                          1999                 1998
                                                                 Fair                 Fair
                                                    Amortized   Market   Amortized   Market
                                                      Cost       Value      Cost      Value
Obligations of states, political subdivisions,
  corporate bonds and U.S. Treasury bonds and
  notes:
Due in one year or less..........................  $  2,780   $  2,793   $    -    $    -
Due after one year through five years............     1,738      4,980      2,096     2,177
Due after five years through ten years...........    18,201     13,446      1,748     1,740
Due after ten years..............................   556,377    543,506    487,014   502,762
                                                    579,096    564,725    490,858   506,679

GNMA & FMNA mortgage-backed bonds................    82,349     82,613    109,624   112,588
       Total fixed maturities....................  $661,445   $647,338   $600,482  $619,267

	Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations.



2. Common Stocks

	The cost and approximate fair market value of common stocks at December 31, 1999 and 1998, are as follows:

                                                         1999                    1998
                                                                Fair                  Fair
                                                               Market                Market
                                                     Cost       Value      Cost       Value
Investments in closed-end preferred stock
  mutual funds..............................       $267,956   $224,120   $169,394  $ 172,455
Investments in other equities...............         83,984     77,347     91,966    111,506
            Total common stocks.............       $351,940   $301,467   $261,360  $ 283,961

	The Company holds a greater than 20%, but less than 50%, equity position in seven closed-end preferred stock mutual funds at December 31, 1999. These holdings are accounted for and represent investments in the ordinary course of business. The Company has determined that the equity method of accounting should be utilized for holdings when they exceed a 50% equity position.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999, 1998 and 1997
(Thousands of Dollars)


NOTE B-Investments and Investment Income - (continued)

3. Mortgage Loans on Real Estate and Collateral Notes Receivable

	At December 31, 1999 and 1998, mortgage loans on real estate and collateral notes receivable consisted of the following:

                                                                  December 31,
                                                              1999            1998
                  Residential (1st Mortgages)............   $58,506         $59,377
                  Residential (2nd Mortgages)............       227             261
                  Commercial (1st Mortgages).............    13,881          13,762
                  Commercial (2nd Mortgages).............        67             104
                                                             72,681          73,504
                  Collateral notes receivable............     1,897           2,307
                                                             74,578          75,811
                  Allowance for possible loan losses.....    (2,127)         (2,301)
                    Mortgage loans on real estate and
                       collateral notes receivable.......   $72,451         $73,510

	Fair value of the Company's mortgage loans on real estate and collateral notes receivable is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit and for the same remaining maturities. The future cash flows associated with certain non-performing loans are estimated based on expected payments from borrowers either through work out arrangements or the disposition of collateral. The fair value of mortgage loans on real estate and collateral notes receivable at December 31, 1999 and 1998, prior to the allowance for possible loan losses, was $75,221 and $78,382, respectively, which was estimated by discounting the future cash flows.

	At December 31, 1999 and 1998 mortgage loans which were on nonaccrual status amounted to $1,259 and $1,638, respectively. The reduction in interest income associated with nonaccrual loans was $129, $205 and $207 for the years ended December 31, 1999, 1998 and 1997, respectively.

	The Company originates and services residential and commercial mortgages in Massachusetts and Connecticut. The Company's exposure is 80% or less of the appraised value of any collateralized real property at the time of the loan origination. The ability and willingness of residential and commercial borrowers to honor their repayment commitments is generally dependent upon the level of overall economic activity and real estate values.

	A summary of the changes in the allowance for possible loan losses follows:

                                                                    Year ended December 31,
                                                                       1999          1998
            Balance, beginning of year........................      $  2,301      $  2,812
              Decrease in provision for possible loan losses..          (174)         (511)

            Balance, end of year..............................      $  2,127      $  2,301

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999, 1998 and 1997
(Thousands of Dollars)

NOTE B-Investments and Investment Income - (continued)

	The following table describes mortgage principal balances by maturity, total mortgages over 90 days past due and total mortgages in foreclosure:

                                                                       1999          1998
            Fixed rate mortgages maturing:
              One year or less................................      $     82      $    -
              More than one year to five years................         1,388         1,886
              More than five years to ten years...............         8,286         7,121
              Over ten years..................................        49,629        48,204
                   Total fixed mortgages......................      $ 59,385      $ 57,211

            Adjustable rate mortgages maturing:
              One year or less................................      $    -        $    -
              More than one year to five years................           123            67
              More than five years to ten years...............           275           395
              Over ten years..................................        12,898        15,831
                   Total adjustable mortgages.................      $ 13,296      $ 16,293

            Past due over 90 days.............................      $  1,259      $  1,638

            Mortgages in foreclosure, included in past due
              over 90 days....................................      $    737      $    979

4. Net Investment Income

      The components of net investment income were as follows:
                                                             Year ended December 31,
                                                         1999          1998          1997
      Interest on fixed maturities..................  $ 45,957      $ 41,368      $ 46,449
      Dividends on common and preferred stocks......    38,631        32,145        19,799
      Interest on cash and short-term investments...     2,596         8,683        10,544
      Interest on mortgage loans....................     5,908         6,604         6,578
      Other.........................................       116           119           122
               Total investment income..............    93,208        88,919        83,492
      Investment expenses...........................     3,421         2,418         2,520
               Net investment income................  $ 89,787      $ 86,501      $ 80,972

5. Net Realized and Unrealized Investment Gains (Losses)

      Net realized investment gains (losses) were as follows:

                                                             Year ended December 31,
                                                         1999          1998          1997
Net realized investment gains (losses):
  Fixed maturities..................................  $ (5,991)     $ (2,804)     $  1,419
  Preferred stocks..................................      (244)         (727)            6
  Common stocks.....................................    13,130         9,313        21,440
  Other.............................................     1,235           987           (95)
      Total.........................................  $  8,130      $  6,769      $ 22,770

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999, 1998 and 1997
(Thousands of Dollars)

NOTE B-Investments and Investment Income - (continued)

6. Other Comprehensive Income (Loss)

      Net increases (decreases) in other comprehensive income (loss) less applicable income tax (expense) benefit were as follows:

                                                             Year ended December 31,
                                                         1999          1998          1997
Other comprehensive income (loss):
  Fixed maturities..................................  $(32,892)     $ (5,028)     $  7,622
  Preferred stocks..................................   (17,040)       (3,209)        1,165
  Common stocks.....................................   (73,074)        4,883        (2,398)
  Other.............................................       634           375           -
  Impact of minority interest.......................     2,122           -             -
      Total.........................................  (120,250)       (2,979)        6,389

  Tax benefit (expense).............................    42,831         1,042        (2,236)
  Impact of minority interest.......................      (743)          -             -
      Total tax benefit (expense)...................    42,088         1,042        (2,236)
      Total other comprehensive income (loss).......  $(78,162)     $ (1,937)     $  4,153


	A summary of net accumulated other comprehensive income (loss) on stocks and fixed maturity investments in 1999, 1998 and 1997 follows:

                                                            Year ended December 31,
                                                         1999          1998          1997
   Unrealized gains................................. $   8,458      $ 49,184      $ 43,675
   Unrealized losses................................   (91,914)      (10,268)       (1,780)
   Impact of minority interest......................     2,122           -             -
        Total unrealized gains (losses).............   (81,334)       38,916        41,895

   Tax benefit (expense)............................    29,210       (13,621)      (14,663)
   Impact of minority interest......................      (743)          -             -
        Total benefit (expense).....................    28,467       (13,621)      (14,663)
        Total....................................... $ (52,867)     $ 25,295      $ 27,232

NOTE C-Deferred Policy Acquisition Costs

      Policy acquisition costs incurred and amortized to income are as follows:

                                                            Year ended December 31,
                                                        1999          1998         1997
            Balance, beginning of year.............. $  88,759      $ 85,264     $ 82,968
            Costs deferred during the year..........   243,401       199,929      189,787
            Amortization charged to expense.........  (233,660)     (196,434)    (187,491)
            Balance, end of year.................... $  98,500      $ 88,759     $ 85,264

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999, 1998 and 1997
(Thousands of Dollars)


NOTE D-Property and Equipment

      A summary of property and equipment at December 31, is as follows:

                                                                   1999        1998
                  Buildings.................................    $ 31,017    $ 30,719
                  Equipment and office furniture............      33,128      33,230
                  Building improvements.....................         791         838
                                                                  64,936      64,787
                        Less accumulated depreciation.......     (32,246)    (29,907)
                                                                  32,690      34,880
                  Land......................................       1,251         939
                  Construction in progress..................         861          35
                                                                $ 34,802    $ 35,854

	Depreciation expense was $4,243, $4,706 and $4,213 for the years ended December 31, 1999, 1998 and 1997, respectively. Depreciation expense is allocated evenly between losses and loss adjustment expenses and policy acquisition costs.


NOTE E-Losses and Loss Adjustment Expenses

	Liabilities for unpaid losses and loss adjustment expenses at December 31, consist of:

                                                                  1999        1998
                  Unpaid loss and LAE reserves..............    $756,593    $666,177
                  Salvage and subrogation recoverable.......     (81,405)    (69,181)
                                                                $675,188    $596,996

	Significant periods of time can elapse between the occurrence of an insured loss, the reporting of the loss to the insurer and the insurer's payment of that loss. To recognize liabilities for unpaid losses, insurers establish reserves as balance sheet liabilities representing estimates of amounts needed to pay reported and unreported losses and LAE. Quarterly, the Company reviews these reserves internally. Regulations of the Division of Insurance require the Company to annually obtain a certification from either a qualified actuary or an approved loss reserve specialist that its loss and LAE reserves are reasonable.

	When a claim is reported to the Company, claims personnel establish a "case reserve" for the estimated amount of the ultimate payment. The amount of the reserve is primarily based upon an evaluation of the type of claim involved, the circumstances surrounding the claim and the policy provisions relating to the loss. The estimate reflects the informed judgment of such personnel based on general insurance reserving practices and on the experience and knowledge of the claims person. During the loss adjustment period, these estimates are revised as deemed necessary by the Company's claims department based on subsequent developments and periodic reviews of the cases.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999, 1998 and 1997
(Thousands of Dollars)

NOTE E-Losses and Loss Adjustment Expenses (continued)

	In accordance with industry practice, the Company also maintains reserves for estimated IBNR. IBNR reserves are determined on the basis of historical information and the experience of the Company. Adjustments to IBNR are made periodically to take into account changes in the volume of business written, claims frequency and severity, the mix of business, claims processing and other items that can be expected to affect the Company's liability for losses and LAE over time.

	When reviewing reserves, the Company analyzes historical data and estimates the impact of various factors such as (i) per claim information, (ii) the historical loss experience of the Company and industry and (iii) legislative enactments, judicial decisions, legal developments in the imposition of damages, changes and trends in general economic conditions, including the effects of inflation.
This process assumes that past experience, adjusted for the effects of current developments and anticipated trends, is an appropriate basis for predicting future events. There is no precise method, however, for subsequently evaluating the impact of any specific factor on the adequacy of reserves, because the eventual development of reserves is affected by many factors.

	By using both individual estimates of reported claims and generally accepted actuarial reserving techniques, the Company estimates the ultimate net liability for losses and LAE. After taking into account all relevant factors, management believes that the provision for losses and LAE at December 31, 1999 is adequate to cover the ultimate net cost of losses and claims incurred as of that date. The ultimate liability, however, may be greater or lower than reserves. Establishment of appropriate reserves is an inherently uncertain process, and there can be no certainty that currently established reserves will prove adequate in light of subsequent actual experience. The Company does not discount to present value that portion of its loss reserves expected to be paid in future periods.

	Included in the loss reserve methodologies described above, are liabilities for unpaid claims and claim adjustment expenses for environmental related claims such as oil spills and lead paint. Reserves have been established to cover these claims for both known and unknown losses. Because of the Company's limited exposure to these types of claims, management believes they will not have a material impact on the consolidated financial position of the Company in the future. Loss reserves on environmental related claims amounted to $4,185 and $5,687 in 1999 and 1998, respectively.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999, 1998 and 1997
(Thousands of Dollars)

NOTE E-Losses and Loss Adjustment Expenses - (continued)


	The following table sets forth a reconciliation of beginning and ending reserves for losses and loss adjustment expense, net of reinsurance deductions from all reinsurers including C.A.R., as shown in the Company's consolidated financial statements for the periods indicated.

                                                            Year ended December 31,
                                                        1999          1998         1997
Loss and loss adjustment expense reserves,
 beginning of year, prior to effect of ceded
 reinsurance recoverable............................. $498,829      $530,077     $533,980

January 29, 1999 American Commerce loss and
   loss adjustment expense reserves..................   63,112           -            -

Incurred losses and loss adjustment expenses:
   Provision for insured events of the current year..  664,978       592,796      609,930
   Decrease in provision for insured events of
    prior years......................................  (39,888)      (61,367)     (83,803)
     Total incurred losses and loss adjustment
      expenses.......................................  625,090       531,429      526,127

Payments:
   Losses and loss adjustment expenses attributable
    to insured events of the current year............  383,707       335,047      322,882
   Losses and loss adjustment expenses attributable
    to insured events of prior years.................  243,496       227,630      207,148
     Total payments..................................  627,203       562,677      530,030

   Loss and loss adjustment expense reserves prior to
    effect of ceded reinsurance recoverable..........  559,828       498,829      530,077
   Ceded reinsurance recoverable.....................  115,360        98,167      119,396
Reserves for losses and loss adjustment expenses
 at the end of year per financial statements......... $675,188      $596,996     $649,473

	The provision for insured events of the current year is higher for 1999 compared to 1998 primarily due to the acquisition of American Commerce. The line labeled decrease in provision for insured events of prior years is less in 1999 due primarily to fewer redundancies from prior year losses realized in the current year. Redundancies relating to automobile bodily injury claims, were approximately $32.2 million less in 1999, as compared to 1998. These were offset primarily by increased redundancies in other lines of business. The increase in payments is primarily due to the American Commerce acquisition.

	The Company's loss and LAE reserves reflect its share of the aggregate loss and LAE reserves of all Servicing Carriers. The Company is a defendant in various legal actions arising from the normal course of its business. These proceedings are considered to be ordinary to operations or without foundation in fact. Management is of the opinion that these actions will not have a material adverse effect on the consolidated financial statements of the Company.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999, 1998 and 1997
(Thousands of Dollars)



NOTE F-Reinsurance Activity

	The Company has reinsurance contracts for casualty and catastrophe coverages. These reinsurance arrangements minimize the Company's losses arising from large risks and protect the Company against numerous losses from a single occurrence or event. The Company also has a quota share reinsurance contract on its other than automobile business.

Property, Catastrophe and Quota Share Reinsurance

	From September 30, 1995 through June 30, 1998, the Company had a combined property quota share and excess loss reinsurance contract which was written with six reinsurance companies. Under the quota share portion of the arrangement, the reinsurers indemnified the Company for 45% of the loss and LAE, and paid a commission allowance based on the ratio of losses incurred to premiums earned. In exchange, the Company paid to the reinsurers 49% of the net premium pertaining to the related business. The maximum per occurrence loss reimbursement was $50.0 million and the maximum annual aggregate occurrence loss reimbursement was $75.0 million. Under the excess loss reinsurance portion of the arrangement, the Company reinsured each risk, retaining $125 and reinsuring 100% of the next $875.

	Various catastrophe only reinsurance programs were utilized from 1996 through May, 1998 in conjunction with the quota share and excess loss program noted above.

	Effective July 1, 1998, the Company expanded the quota share portion of the program. A 75% quota-share reinsurance program was incepted, covering all non-automobile property and liability business, except umbrella policies. The excess loss portion of the program was reduced on July 1, 1998 and completely eliminated on September 30, 1998. The expanded program is split between American Re-Insurance Company, Employers Reinsurance Corporation, Hartford Fire Insurance Company and Swiss Reinsurance America Corporation. The maximum per occurrence loss reimbursement is the higher of 350% of premium ceded under the program or $175.9 million. The maximum annual aggregate occurrence loss reimbursement is the higher of 450% of premium ceded under the program or $226.1 million. A sliding scale commission, based on loss ratio, is utilized under this program. This program provides the Company with sufficient protection for catastrophe coverage so as to enable the Company to forego pure catastrophe reinsurance coverage, which was previously tailored in conjunction with the former quota share arrangement.

	Through December 31, 1999, American Commerce utilized a separate catastrophe reinsurance program. Effective January 1, 2000, this program expired and American Commerce joined the quota-share reinsurance program described above.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999, 1998 and 1997
(Thousands of Dollars)

NOTE F-Reinsurance Activity - (continued)


	The table below provides information depicting the approximate recovery under the expanded quota share contract at various loss scenarios, if a single catastrophe were to strike:

                                                              Net Loss
                          Total           Reinsurance       Retained by
                          Loss             Recovery         the Company
                        $ 50,000            $ 37,500         $12,500
                         100,000              75,000          25,000
                         150,000             112,500          37,500
                         200,000             150,000          50,000
                         250,000             187,500          62,500

	Under the above scenario and based on the business subject to the quota-share reinsurance contract for 2000, the Company has no reinsurance recoveries for a single event catastrophe in excess of a total loss of approximately $297.5 million. The Company's estimated total loss on its other than automobile business for 100 and 250 year storms (including American Commerce) is approximately $117.0 million and $198.1 million, respectively. The Company estimates were derived through the services of Swiss Reinsurance America Corporation who utilized the CLASIC model provided by Applied Insurance Research.

	Written premiums ceded in 1999, 1998 and 1997 under the above referenced programs were $51.5 million, $54.0 million and $27.5 million, respectively. Ceding commission income is calculated on a ceded earned premium basis.

Casualty Reinsurance

	Since January 1, 1997, casualty reinsurance has been on an excess of loss basis for any one event or occurrence with a maximum recovery of $9.0 million over a net retention of $1.0 million. This coverage is placed with Swiss Reinsurance America Corporation (rated A+ by A.M.
Best).

	Personal and commercial liability umbrella policies are reinsured on a 95% quota share basis in regard to limits up to $1.0 million and 100% quota share basis for limits in excess of $1.0 million but not exceeding $5.0 million for policies with underlying automobile coverage of $250/$500 or more. The Company also has personal liability umbrella reinsurance coverage for policies with underlying automobile coverage of $100/$300, on a 65% quota share basis in regard to limits up to $1.0 million and 100% quota share basis for limits in excess of $1.0 million but not exceeding $3.0 million. These coverages are placed with American Re-Insurance Company (rated A+ by A.M. Best).

	Earned premiums and losses and loss adjustment expenses are stated in the accompanying consolidated financial statements after deductions for ceded reinsurance. Those deductions for reinsurance other than C.A.R. are as follows:

                                                            Year ended December 31,
                                                            1999         1998        1997
  Written premiums ceded............................      $54,657      $56,019    $ 31,863
  Earned premiums ceded.............................       55,557       43,518      33,847
  Losses and loss adjustment expenses ceded.........       24,240       16,568      10,754

	The Company, as primary insurer, would be required to pay losses in their entirety in the event that the reinsurers were unable to discharge their obligations under the reinsurance agreements.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999  1998 and 1997
(Thousands of Dollars)


NOTE F-Reinsurance Activity - (continued)

C.A.R.

	C.A.R., a state-mandated reinsurance mechanism, enables the Company and 45 other writers of automobile insurance in Massachusetts ("Servicing Carriers") to reinsure any automobile risk that the insurer perceives to be underpriced at the premium level permitted by the Massachusetts Insurance Commissioner (the "Commissioner"). Servicing Carriers, who are responsible for over 99.0% of total direct premiums written for personal automobile insurance in Massachusetts, are required to offer automobile insurance coverage to all eligible applicants pursuant to "take-all-comers" regulations, but may reinsure undesirable business with C.A.R.

	The Company pays to C.A.R. all of the premiums generated by the policies it has ceded and C.A.R. reimburses the Company for all losses incurred on account of ceded policies. In addition, the Company receives a fee for servicing ceded policies based on the expense structure established by C.A.R. For the years ended December 31, 1999, 1998 and 1997, these servicing fees amounted to $17,235, $15,574 and $17,133, respectively.

	Since its inception, C.A.R. has annually generated multi-million dollar underwriting losses in both the personal and commercial pools. The Company is required to share in the underwriting results of C.A.R. business for its respective product lines. Under current regulations, the Company's share of the C.A.R. personal or commercial deficit is based upon its market share for retained automobile risks for the particular pool, adjusted by a "utilization" concept, such that, in general, the Company is disproportionately and adversely affected if its relative use of C.A.R. reinsurance exceeds that of the industry, and favorably affected if its relative use of C.A.R. reinsurance is less than that of the industry. The Company's strategy has been to voluntarily retain more types of private passenger automobile business that are factored as credits, thereby favorably impacting the utilization formula. As a result of increased voluntary retention, the credits impacting the utilization formula have favorably affected the Company's participation ratio compared to its market share. During 1999, 1998 and 1997, the Company's net participation in the C.A.R. personal automobile pool approximated 17.0%, 16.7% and 18.0%, respectively, as reported by C.A.R.

	Written premiums, earned premiums, losses incurred and the liabilities for unearned premiums, unpaid losses ceded to and assumed from C.A.R. were as follows:

                                          Year ended December 31,
                             1999                    1998                    1997
                     Ceded       Assumed     Ceded       Assumed     Ceded       Assumed
Income Statement
 Written premiums... $ 68,740    $ 87,241    $ 70,435    $ 74,644    $ 71,816    $ 76,530
 Earned premiums....   68,902      84,356      68,383      75,718      71,977      82,866
 Losses incurred....   81,853     104,273      64,784      95,937      83,240      89,081

Balance Sheet
 Unearned premiums.. $ 50,084    $ 42,156    $ 41,436    $ 39,271    $ 51,662    $ 40,345
 Unpaid losses......  106,576     100,680     111,784      99,427     129,137     102,819

	The Company presents assets and liabilities gross of reinsurance. The Residual Market Receivable represents the gross amount of reinsurance recoverable from C.A.R. including unpaid losses, unearned premiums, paid losses recoverable and unpaid ceded and assumed premiums.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999, 1998 and 1997
(Thousands of Dollars)


NOTE F-Reinsurance Activity - (continued)


	The current C.A.R. utilization-based participation ratio has been in place for the personal automobile market since 1993. During 1999, 1998 and 1997 the Company's amount of personal automobile exposures it reinsured through C.A.R. approximated 5.6%, 6.4% and 6.6%, respectively, as compared to industry averages of 9.6%, 10.0% and 10.1%, respectively.


NOTE G-Income Taxes

      The Company and its subsidiaries file a consolidated federal income tax return.

      The federal income tax expense consisted of the following:

                                                            Year ended December 31,
                                                            1999         1998        1997
                  Current............................    $ 26,481     $ 36,607    $ 24,496
                  Deferred...........................         673       (8,632)      6,984
                                                         $ 27,154     $ 27,975    $ 31,480

	Deferred taxes arise from temporary differences in the basis of assets and liabilities for tax and financial statement purposes. The sources of these differences and the related tax effects consisted of the following:

                                                              Year ended December 31,
                                                             1999         1998       1997
  Unearned premiums..................................    $ (2,785)    $     39    $   (769)
  Discounting of loss reserves.......................        (928)       2,782       2,421
  Bad debt expense...................................         (99)         (17)        129
  Deferred policy acquisition costs..................       1,251         (782)      1,297
  Salvage and subrogation recoverable................         272         (233)       (406)
  Tax depreciation in excess of book depreciation....         639          109         151
  Book value rights/book value awards/stock
   appreciation rights...............................       2,825      (11,056)      4,912
  Pension liability..................................        (320)         -           -
  Deferred items not included above..................        (182)         526        (751)
        Deferred income tax..........................         673       (8,632)      6,984
  Other comprehensive income (loss)..................     (42,831)      (1,042)      2,236
  Deferred taxes at acquisition of American Commerce.      (4,662)         -           -
        Change in deferred tax liability.............    $(46,820)    $ (9,674)   $  9,220

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999, 1998 and 1997
(Thousands of Dollars)


NOTE G-Income Taxes (continued)


	Realization of a deferred tax asset is dependent on generating sufficient taxable income in future years. Although realization is not assured, Management believes it is more likely than not that all of the deferred tax assets will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income or unrealized gains are reduced. Deferred tax liabilities (assets) were comprised of the following at December 31, 1999 and 1998:

                                                                     1999        1998
Unearned premiums...............................................  $(25,214)   $(20,569)
Discounting of loss reserves....................................   (21,278)    (18,597)
Net accumulated comprehensive loss..............................   (29,210)        -
Book value awards/stock appreciation rights.....................       (32)     (2,857)
Pension liability of American Commerce..........................    (1,742)        -
Bad debt allowances.............................................      (888)       (789)
      Deferred tax assets.......................................   (78,364)    (42,812)

Deferred policy acquisition costs...............................    28,529      25,050
Salvage and subrogation recoverable.............................     2,144       1,768
Tax depreciation in excess of book depreciation.................     1,738       2,965
Net accumulated comprehensive income............................       -        13,621
Deferred items not included above...............................     2,902       3,177
      Deferred tax liabilities..................................    35,313      46,581

      Net deferred tax (asset) liability........................  $(43,051)   $  3,769

	Federal income tax on income is less than the amount computed by applying the statutory rate of 35% for the years ended 1999, 1998 and 1997 for the following reasons:

                                          Year ended December 31,
                               1999                 1998                1997
Tax at statutory rate..  $ 45,077    35.0%    $ 43,563   35.0%    $ 44,693    35.0%
Tax exempt interest....    (9,157)   (7.1)      (8,429)  (6.8)      (8,036)   (6.3)
Dividends paid to ESOP
  participants.........      (785)   (0.6)        (762)  (0.6)        (782)   (0.6)
Dividends received
  deduction............    (7,560)   (5.9)      (6,152)  (4.9)      (4,567)   (3.6)
Other..................      (421)   (0.3)        (245)  (0.2)         172     0.2
Tax at effective rate..  $ 27,154    21.1%     $27,975   22.5%     $31,480    24.7%

NOTE H-Related-Party Transactions

	The Company has made loans to insurance agencies with which Commerce transacts business on a regular basis. At December 31, 1999, six of these loans with an aggregate outstanding principal balance of $2,297, were collateralized by the assets of the agencies, one of these loans with an outstanding balance of $341 was collateralized by real estate as the primary collateral and the assets of the agency as secondary collateral. There were no loans to insurance agencies collateralized solely by real estate. At December 31, 1998, eight of these loans with an aggregate outstanding balance of $2,738 were collateralized by the assets of the agencies and none of these loans were collateralized by real estate.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999, 1998 and 1997
(Thousands of Dollars)

NOTE H-Related-Party Transactions (continued)

	One Director of the Company is the Chairman Emeritus and Assistant Clerk of an insurance agency which is one of the Company's independent insurance agencies. This Director sold his ownership interest in that agency in 1994, although he remains associated with it in the above stated capacity. This Director also continued to receive payments under non-competition and loan agreements through 1998. This Director receives no direct or indirect compensation based on the commissions paid to the agency by the Company. During the years ended December 31, 1998 and 1997, the agency received from the Company commissions of $940 and $834, respectively, in the aggregate, for policies written. The Company also purchased certain insurance coverages through the agency and paid premiums for these policies of $520 and $367 in 1998 and 1997, respectively.

	The immediate family of one Director of the Company owns more than a 10% equity interest in a construction company. This construction company provided construction and construction management services in connection with the construction of a new addition to an office building beginning in 1999. Terms of the contract provide for a guaranteed maximum payment to the construction company of $448, including a management fee of $111. Payments to the general contractor in connection with this contract in 1999 were $245.

NOTE I-Employee Stock Ownership Plan and 401(k) Plan

	The Company offers an Employee Stock Ownership Plan ("E.S.O.P.") and 401(k) Plan for the benefit of substantially all employees, including those of the Company's subsidiaries, with the exception of American Commerce as discussed in Note J. The E.S.O.P. is noncontributory on the part of participants and contributions are made at the discretion of the Board of Directors. The Company is under no obligation to make contributions or maintain the E.S.O.P. for any length of time, and may completely discontinue or terminate the E.S.O.P. at any time without liability. Contributions by the Company and subsidiaries to the E.S.O.P. for the years ending December 31, 1999, 1998 and 1997 were $5,744, $5,412 and $4,841, respectively. The E.S.O.P. owned 3,447,486 and 3,186,968 shares of the Company's common stock at December 31, 1999 and 1998, respectively.

	The 401(k) Plan, implemented in September, 1998, enables eligible employees to contribute up to 15% of eligible compensation on a pre-tax basis up to the annual maximum limits under federal tax law. The
Company incurs no expenses in the form of matching contributions but does pay for administration of the Plan.

NOTE J-American Commerce Pension and Post-Retirement Benefits

	American Commerce maintains a noncontributory defined benefit pension plan (the "pension plan") covering substantially all of their employees. All participants of the pension plan are eligible to retire with full retirement benefits upon attainment of age 65 with 5 years of participation. Retirement benefits are payable for the life of the participant with guaranteed payments for 10 years. To-date, all retirees have taken lump-sum payments.

	American Commerce makes contributions to a deposit administration contract, which provides the pension plan with assets sufficient to fund pension benefits to pension plan participants. The deposit administration contract is carried at contract value, which represents the cost of contributions plus interest and experience refunds. The pension plan is subject to and exceeds the minimum funding requirements of ERISA. Subsequent to year-end December 31, 1999, the Directors of American Commerce voted to terminate the pension plan and will be transitioning in 2000 to the E.S.O.P. American Commerce maintains a separate 401(k) Plan for the benefit of substantially all of its employees. American Commerce matches 50% of all employee contributions up to 6% of pay. Both American Commerce and it's employees share in administration expenses of the plan. Subsequent to December 31, 1999, the Directors of American Commerce voted to merge the 401(k) plan with the Company's Plan on January 1, 2001.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999, 1998 and 1997
(Thousands of Dollars)



NOTE J-American Commerce Pension and Post-Retirement Benefits
(continued)


	American Commerce also maintains a noncontributory post-retirement benefit plan (the "post-retirement plan") for retirees that includes medical, dental and life insurance coverages. All participants of the post-retirement plan are eligible upon attainment of age 55 with 10 years of service or age 65 with 5 years of service. Dental coverage ceases at age 65 and life insurance coverage decreases based upon the age of the retiree until the attainment of age 70, at which time they are provided a nominal amount of coverage from age 70 and thereafter. Participant's spouses are also covered under the post-retirement plan.
The cost of post-retirement medical, dental and life insurance benefits is accrued over the active service periods of employees to the date they attain full eligibility for such benefits. It is the policy of American Commerce to pay for post-retirement benefits as incurred.

	The following table shows, as of December 31, 1999, the American Commerce plans' funded status reconciled with amounts reported in the consolidated balance sheet and the assumptions used in determining the actuarial present value of the benefit obligation:

                                                                            Post-
                                                            Pension      Retirement
                                                             Plan           Plan
Plan assets at fair value..............................     $  3,048      $      0
Accumulated benefit obligation:
  Vested...............................................        3,438           -
  Non-vested...........................................          135           -
  Retirees.............................................          -           1,219
  Active participants, fully eligible..................          -             889
  Active participants, not eligible....................          -           1,844
Accumulated benefit obligation.........................        3,573         3,952
  Additional benefits based on future salary levels....        2,337           -
    Projected benefit obligation.......................        5,910         3,952
Unfunded status of plan................................       (2,862)       (3,952)
Unrecognized prior service costs.......................          324           (23)
Unrecognized net transition obligation.................          161         1,285
Unrecognized net loss..................................        1,569           143
      Accrued benefit cost.............................      $  (808)     $ (2,547)

Assumptions:
  Weighted average discount rate.......................          7.1%          7.0%
  Weighted average rate of compensation increase.......          5.0%          -

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999, 1998 and 1997
(Thousands of Dollars)


NOTE J-American Commerce Pension and Post-Retirement Benefits
(continued)

	Net periodic cost of the American Commerce pension and post-retirement plans for the period ended December 31, 1999 includes the following components:

                                                                            Post-
                                                            Pension      Retirement
                                                             Plan           Plan
Service cost-benefits earned...........................     $    497      $    238
Interest cost on projected benefit obligation..........          453           246
Actual return on plan assets...........................         (168)          -
Amortization of unrecognized net transition
  obligation...........................................           41            99
Amortization of unrecognized prior service cost........           83            (3)
Amortization of unrecognized loss......................           74            -
Net asset loss deferred for later recognition..........         (109)           -
  Net periodic cost....................................      $   871      $    580

	The assumed health care cost trend rate for 1999 was 9.5% and 7.75% for medical and dental, respectively. These rates grade down until the final trend rates of 6.0% and 5.0% for medical and dental, respectively, are reached in 2010. A one percentage point increase in the assumed health and dental cost trend rates increases the sum of the service and interest costs components of the 1999 periodic post-retirement benefit cost by 13.0% and the accumulated post-retirement benefit obligation as of December 31, 1999 by 14.0%

NOTE K-Stockholders' Equity

Book Value Rights, Book Value Awards, Stock Appreciation Rights and Stock Options Program

	The Management Incentive Plan approved by the Company's stockholders in May, 1994 provides for the award of incentive stock options, non-qualified stock options, book value awards, stock appreciation rights, restricted stock and performance stock units. Up to 2,500,000 shares of common stock (subject to increase for anti-dilution adjustments) may be issued under the Plan, including shares that may be issued pursuant to awards of restricted stock or upon the exercise of common stock equivalent awards such as stock options and stock appreciation rights payable in the form of common stock (not in the form of cash). All directors, officers and other senior management employees of the Company or any of its subsidiaries are eligible to participate in this Management Incentive Plan.

	Book value awards issued relating to this Plan totaled 478,248, 482,215 and 453,488 in 1999, 1998 and 1997, respectively. Expenses relating to book value awards were $438, $470 and $3,068 in 1999, 1998 and 1997, respectively. Stock appreciation rights issued also relating to this Plan totalled 509,872 and 493,992 in 1998 and 1997, respectively. Expenses (income) relating to stock appreciation rights were ($3,159), ($656) and $15,657 in 1999, 1998 and 1997, respectively.
The outstanding book value awards and stock appreciation rights entitle the holders to cash payments based upon the extent to which, if at all, the per share book value or market value, as applicable, of the common stock exceeds certain thresholds set at the time the award was granted.

	During 1999, for the first time under the Plan, the Company granted stock options ("options") totaling 700,179. There were no expenses related to these options in 1999. The outstanding options entitle the recipient to purchase the Company's common stock based upon the extent to which, if at all, the per share market value of the common stock exceeds certain thresholds set at the time the option was granted. Unexercised options terminate not later than eight years after the date of grant (not later than ten years after the date of grant for those options granted to officers of American Commerce).

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999, 1998 and 1997
(Thousands of Dollars Except for Per Share Data)


NOTE K-Stockholders' Equity (continued)

	Aggregate liabilities for the combined programs were $986 and $9,609 at December 31, 1999 and 1998, respectively.

	The following is a summary of the changes in options outstanding under the Plan:

                                                                      Weighted
                                                                       Average
                                                                      Exercise
                                                     Shares            Price
        Options outstanding, beginning of year....       -                -
         Granted January 29, 1999.................    50,000          $36.32
         Granted April 30, 1999...................   650,179           32.81
         Exercised................................       -                -
         Terminated...............................       -                -
        Options outstanding, end of year..........   700,179          $32.83
        Options exercisable, end of year..........       -                -

	The estimated weighted average fair value per share of the options was $3.78 in 1999.


	Additionally, during 1999, the Company granted options totaling 1,872,380 to certain agents of American Commerce (the "American Commerce Agents' Plan"). The right of the recipient to exercise these options is contingent upon the average volume of other-than-Massachusetts private passenger automobile and homeowners direct written premiums placed and maintained with American Commerce for the five year period ending December 31, 2003. If qualified, the recipient may purchase the Company's common stock at a price of $36.32, the exercise price, on or after January 29, 2004, the confirmation date, up to and until January 29, 2009, the expiration date. Expenses related to these options, determined in accordance with the fair value accounting provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", amounted to $1,909 in 1999.

	The following is a summary of the changes in options outstanding under the American Commerce Agents' Plan:

                                                                    Weighted
                                                                     Average
                                                                    Exercise
                                                    Shares           Price
        Options outstanding, beginning of year..         -                -
         Granted................................   1,872,380          $36.32
         Exercised..............................         -                -
         Terminated.............................         -                -
        Options outstanding, end of year........   1,872,380          $36.32
        Options exercisable, end of year........         -                -

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999, 1998 and 1997
(Thousands of Dollars Except for Per Share Data)

NOTE K-Stockholders' Equity (continued)

	The fair value of each option granted in 1999, under the American Commerce Agents' Plan, was estimated on the date of grant using the Black-Scholes option-pricing model, with the following weighted average assumptions:

        Dividend yield....................................             4.43%
        Volatility........................................            28.20%
        Risk-free interest rate...........................             6.25%
        Expected option life in years.....................               7

	The estimated weighted average fair value per share of the options under the American Commerce Agents' Plan was $5.28 at December 31, 1999.


NOTE L-Net Capital Requirements

	The insurance companies included in the consolidated financial statements are subject to the financial capacity guidelines established by their respective state Divisions of Insurance. Every Massachusetts insurance company seeking to make any dividend or other distributions to its stockholders may, within certain limitations, pay such dividends and then file a report with the Commissioner. Dividends in excess of these limitations are called extraordinary dividends. An extraordinary dividend is any dividend or other property, whose fair value together with other dividends or distributions made within the preceding twelve months exceeds the greater of ten percent of the insurer's surplus as regards policyholders as of the end of the preceding year, or the net income of a non-life insurance company for the preceding year. No pro-rata distribution of any class of the insurer's own securities is to be included. No Massachusetts insurance company shall pay an extraordinary dividend or other extraordinary distribution until thirty days after the Commissioner has received notice of the intended distribution and has not objected. No extraordinary dividends were paid in 1999, 1998 and 1997.

	To the extent Commerce and Citation are restricted from paying dividends to CHI, CHI will be limited in its ability to pay dividends to the Company. On this basis, the Company's ability to pay dividends to its stockholders is limited. During 1999 Commerce and Citation paid $47,000 and $9,306 in dividends, respectively to CHI; CHI then paid $56,070 to the Company in March 1999. During 1998 Commerce and Citation paid $43,300 and $8,338 in dividends, respectively, to CHI; CHI then paid $51,345 to the Company in March 1998.

	The Board of Directors of the Company voted to declare four quarterly dividends to stockholders of record totaling $1.11 per share and $1.07 per share in 1999 and 1998, respectively. On May 21, 1999, the Board voted to increase the quarterly stockholder dividend from $0.27 to $0.28 per share to stockholders of record as of June 4, 1999. Prior to that declaration, the Company had paid quarterly dividends of $0.27 per share dating back to May 15, 1998 when the Board voted to increase the dividend from $0.26 to $0.27 per share.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999, 1998 and 1997
(Thousands of Dollars)

NOTE M-Statutory Balances

	Following is a GAAP to Statutory reconciliation for both earnings and policyholders surplus for the combined operations of Commerce, Citation, Commerce West and American Commerce:

                                           1999                1998                1997
                                   Earnings  Equity     Earnings   Equity   Earnings    Equity
GAAP.............................  $ 99,155  $614,416   $ 93,888  $649,751  $101,528   $609,416
Deferred income taxes (benefits).      (944)  (40,634)    (1,971)    5,423     4,039      8,352
Deferred acquisition costs.......    (3,373)  (98,499)    (3,495)  (88,759)   (2,296)   (85,264)
Bonds-book versus market.........       -      11,400        -     (18,786)      -      (23,812)
Preferred stock-market versus
 book............................       -        (528)       -      (1,307)      -         (429)
Deferred income..................       518     7,380       (326)    6,744      (697)     7,071
Deferred service fee income
  (expense)......................      (804)    2,611         91     3,411     1,784      3,139
Deferred reinsurance
 commissions.....................      (201)   10,054      5,728    10,253    (1,267)     4,424
Statutory reserve over statement
 reserves........................       -      (3,053)       -      (4,072)      -       (8,567)
Goodwill in subsidiary...........      (291)    1,645       (291)    1,936      (291)     2,226
Pension and post-retirement
 benefit.........................       -       3,408        -         -         -          -
Adjustment for non-insurance
 company subsidiary...............    8,651    11,727        -         -         -          -
Difference in GAAP to statutory
 net income in subsidiary........       329       -           80       -          57        -
Other............................       -        (953)       -      (1,091)      -           42
     Total adjustments...........     3,885   (95,442)      (184)  (86,248)    1,329    (92,818)
Statutory........................  $103,040  $518,974   $ 93,704  $563,503  $102,857   $516,598

NOTE N-Segment Information

	The Company has four reportable segments: (1) property and casualty insurance - Massachusetts; (2) property and casualty insurance
- other than Massachusetts; (3) real estate and commercial lending; and,
(4) corporate and other. The Company's property and casualty insurance operations are written through Commerce, Citation, Commerce West, and American Commerce and are marketed to affinity groups, individuals, families and businesses through the Company's relationships with professional independent insurance agencies. The Company's real estate and commercial lending operations are a result of insurance companies having the authorization to invest in mortgages. The Company's wholly-owned subsidiary, Bay Finance Company, Inc., originates and services residential and commercial mortgages in Massachusetts and Connecticut. The corporate and other segment represents the remainder of the Company's activities, including those of the parent company.

	The Company evaluates performance and allocates resources based primarily on the property and casualty insurance segment which represents 99.0% of the Company's total revenue for the past three years. The accounting policies of the reportable segments are the same as those described in Note A - Summary of Significant Accounting
Polices.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999, 1998 and 1997
(Thousands of Dollars)


NOTE N-Segment Information (continued)


Selected information by industry segment for 1999, 1998 and 1997 is summarized as follows:

                                                            Earnings Before   Identifiable
                                                 Revenue      Income Taxes       Assets
1999
  Property and casualty insurance
   Massachusetts.............................   $864,508        $118,636       $1,574,734
   Other than Massachusetts..................    115,630           2,431          223,444
  Real estate and commercial lending.........      4,355           4,355           72,937
  Corporate and other........................      3,047           3,368              357
      Consolidated...........................   $987,540        $128,790       $1,871,472

1998
  Property and casualty insurance
   Massachusetts.............................   $816,201        $113,593       $1,627,633
   Other than Massachusetts..................     27,597           3,666           45,366
  Real estate and commercial lending.........      5,049           5,049           74,070
  Corporate and other........................      3,483           2,159            8,914
      Consolidated...........................   $852,330        $124,467       $1,755,983

1997
  Property and casualty insurance
   Massachusetts.............................   $802,587        $128,006       $1,613,746
   Other than Massachusetts..................     30,895           4,716           45,628
  Real estate and commercial lending.........      4,448           4,448           83,420
  Corporate and other........................      3,383          (9,475)          11,959
      Consolidated...........................   $841,313        $127,695       $1,754,753

NOTE O-Supplement to Consolidated Statements of Cash Flows

	During the years ended December 31, 1999 and 1998, the Company did not acquire any property through foreclosure of mortgages.


NOTE P-Insolvency Fund Assessments

	As provided in the statutes, insurance companies which write business in Massachusetts are assessed for losses attributable to the insolvency of other insurance companies by the Massachusetts Insurers Insolvency Fund ("M.I.I.F."). From its inception, on August 2, 1972 through December 31, 1999, the M.I.I.F. has approved assessments totaling $126,822, of which the Company's share was approximately $7,269. It is anticipated that there will be additional assessments from time to time relating to various insolvencies. By statute, no insurer may be assessed in any year an amount greater than two percent of that insurer's net direct written premiums for the calendar year preceding the assessment. Although the timing and amounts of any such assessments are not known, Management is of the opinion that such assessments will not have a material effect on the consolidated financial position of the Company. According to statute, the assessed insurance companies have the right to recoup amounts paid to the M.I.I.F., over a reasonable length of time, through premium rates approved by the Commissioner. The Company's policy has been to recognize the recovery of the assessed amounts as received. M.I.I.F. had no activity during 1999. Refunds of assessments from the M.I.I.F. for the year ended December 31, 1998 were $271 and assessments by the M.I.I.F. for the year ended December 31, 1997 were $283.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999, 1998 and 1997
(Thousands of Dollars Except for Per Share Data)


NOTE P-Insolvency Fund Assessments (continued)

	In 1997, the Accounting Standards Executive Committee ("AcSEC") issued Statement of Position 97-3 Accounting by Insurance and Other Enterprise for Insurance-Related Assessments ("SOP 97-3") effective for financial statements issued for periods ending after December 31, 1998. This statement provides guidance on accounting by insurance companies on the timing of recognition, the methods of measurement, and the required disclosures for guaranty fund and other related assessments. The adoption of this statement has not had a material impact on the Consolidated Financial Statements.


NOTE Q-Quarterly Results of Operations (Unaudited)

An unaudited summary of the Company's 1999 and 1998 quarterly performance is as follows:

1999                                               First      Second       Third     Fourth
                                                  Quarter     Quarter     Quarter    Quarter
Total revenues.................................  $227,746    $250,762    $251,316   $257,716
Net earnings...................................    14,681      22,792      27,021     38,094
Comprehensive income (loss)....................    (5,030)     14,633       9,680      5,143
Net earnings excluding the after-tax impact
 of net realized investment gains (losses)(1)..    14,954      18,525      25,925     37,609
Net earnings per weighted average common
  share (basic and diluted)....................      0.41        0.65        0.78       1.10
Basic and diluted net earnings per common
 share excluding the after-tax impact of net
 realized investment gains (losses)(1)........       0.42        0.53        0.74       1.10
Cash dividends paid per share..................      0.27        0.28        0.28       0.28

1998                                               First      Second       Third     Fourth
                                                  Quarter     Quarter     Quarter    Quarter
Total revenues.................................  $214,380    $217,610    $206,060   $214,280
Net earnings...................................    25,235      19,585      29,861     21,811
Comprehensive income...........................    23,953      16,473      32,417     21,712
Net earnings excluding the after-tax impact
 of net realized investment gains (losses)(1)..    22,764      18,752      29,862     20,714
Net earnings per weighted average common
  share (basic and diluted)....................      0.70        0.54        0.83       0.61
Basic and diluted net earnings per common
 share excluding the after-tax impact of net
 realized investment gains (losses)(1)........       0.63        0.52        0.83       0.58
Cash dividends paid per share..................      0.26        0.27        0.27       0.27

(1) The above figures are presented to provide information to the reader due to the amount of, and fluctuations in, net realized gains and losses. The amounts noted, commonly known as Operating Income, are important measures of corporate performance.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999, 1998 and 1997
(Thousands of Dollars)



NOTE R-Subsequent Events

	In 2000, the Company entered into a Limited Partnership Agreement with Conning Partners V, L.P., a Delaware limited partnership. This partnership agreement required a commitment by the Company to invest $50,000 into the partnership throughout the next five years as determined by the General Partner. To date the Company has not yet invested into the partnership leaving a balance for funds still committed but not paid into the partnership of $50,000. The Partnership was formed to operate as an investment fund principally for the purpose of making investments primarily in equity, equity-related and other securities issued in expansion financing, start-ups, buy-outs and recapitalization transactions relating to companies in the areas of insurance, financial services, e-commerce, healthcare and related businesses, including, without limitation, service and technology enterprises supporting such businesses, in order to realize long-term capital returns, all as determined and managed by the General Partner for the benefit of the Partners.

	On February 10, 2000 the Massachusetts Division of Insurance placed Trust Insurance Company ("Trust") in rehabilitation. At December 31, 1999, Trust was the ninth largest writer of private passenger automobile insurance in Massachusetts, with an approximate 5% market share. Although expected to have minimal adverse impact, if any, the Company is unable to determine the overall effect that this event may have on the consolidated operating and financial position of the Company.

SELECTED CONSOLIDATED FINANCIAL DATA

	The data should be read in conjunction with the consolidated financial statements, related footnotes, and other financial information included herein. The financial statements for the three years ended December 31, 1999 have been audited by Ernst & Young LLP. The financial statements for the two years ended December 31, 1996 have been audited by other independent auditors. All dollar amounts set forth in the following tables are in thousands, except per share data:

                                                     Year ended December 31,
                                       1999         1998        1997        1996        1995
Statement of Earnings Data:
  Net premiums written..........   $  911,993   $  745,048  $  741,501  $  711,570  $  603,421
  (Increase) decrease in
   unearned premiums............      (40,163)         572     (11,004)    (42,854)    (10,831)
  Earned premiums...............      871,830      745,620     730,497     668,716     592,590
  Net investment income.........       89,787       86,501      80,972      77,402      71,313
  Premium finance and service
   fees.........................       14,774       13,440       7,074       9,713      19,420
  Amortization of excess of
   book value of subsidiary
   interest over cost...........        3,019          -           -           -           -
  Net realized investment gains
  (losses)......................        8,130        6,769      22,770      (7,574)        712
       Total revenues...........      987,540      852,330     841,313     748,257     684,035

  Losses and loss adjustment
   expenses.....................      625,090      531,429     526,127     475,231     367,552
  Policy acquisition costs......      233,660      196,434     187,491     181,013     166,741
       Total expenses...........      858,750      727,863     713,618     656,244     534,293

  Earnings before income taxes
   and minority interest........      128,790      124,467     127,695      92,013     149,742

  Income taxes..................       27,154       27,975      31,480      18,049      39,541
  Net earnings before minority
   interest.....................      101,636       96,492      96,215      73,964     110,201
  Minority interest.............          952          -           -           -           -

       Net earnings.............   $  102,588   $   96,492  $   96,215  $   73,964  $  110,201

       Comprehensive income.....   $   24,426   $   94,555  $  100,368  $   80,539  $  169,119

Per Share Data:
       Basic and diluted net
        earnings per share......   $     2.94   $     2.68  $     2.67  $     2.04  $     2.93

       Cash dividends paid per
        share...................   $     1.11   $     1.07  $     1.03  $     0.81  $     0.23

Weighted average number of
 shares outstanding.............   34,940,074   36,042,652  36,044,679  36,311,887  37,632,236

                                                                 December 31,
                                       1999         1998        1997        1996       1995
Balance Sheet Data:
  Total investments.............   $1,268,979   $1,257,900  $1,242,695  $1,167,671  $1,096,778
  Premiums receivable...........      195,160      162,878     169,469     157,835     127,047
  Total assets..................    1,871,472    1,755,983   1,754,753   1,676,799   1,564,175
  Unpaid losses and loss
   adjustment expenses..........      675,188      596,996     649,473     662,832     626,029
  Unearned premiums.............      457,095      391,424     379,599     367,991     330,454
  Stockholders' equity..........      646,634      705,785     649,796     587,039     549,714
  Stockholders' equity
   per share ...................        18.82        19.58       18.03       16.28       14.96

65

MANAGEMENT'S DISCUSSION OF THE SUPPLEMENTAL INFORMATION
ON INSURANCE OPERATIONS
(Thousands of Dollars)

	The following exhibits depict the progress of the insurance operations of the Company over the past fifteen years. For these years of operation, net premiums written amounted to $6,380,394. During this period, the aggregate statutory financial ratios were 68.8% for losses and loss expenses and 26.8% for underwriting expenses resulting in an aggregate combined ratio of 95.6%. Total net investment income amounted to $682,827 or 10.7% of net premiums written. Net realized gains were $102,475. Stockholders' equity was $24,588 at the beginning of 1985 and $614,416, at the end of 1999, resulting in an average annual increase in excess of 23.9%. The progress of the insurance operations during the most recent five year period, compared to the two previous five year periods, can best be illustrated by the following comparison:

                                                                  5-Year Period

                                                        1995-99        1990-94    1985-89
Direct premiums written..........................    $3,872,145     $2,582,664   $1,095,999

Net premiums written.............................     3,713,533      2,192,395      474,466

Net investment income............................       405,976        214,311       62,540

Net realized gains...............................        30,579         65,036        6,860

Stockholders' equity at end of period............       614,416        378,301       95,288

Statutory Financial Ratios (Unaudited)
  Losses and loss expenses to premiums earned....          70.0%          65.6%        73.9%

  Underwriting expenses to net premiums written..          26.7           27.3         24.3
      Combined ratio.............................          96.7%          92.9%        98.2%

Increase in Stockholders' Equity.................          62.4%         297.0%       287.5%



The insurance operations of the Company include the operating results of Commerce and Citation, along with Commerce's subsidiary company's, Commerce West and American Commerce. Citation commenced business in 1981 as a wholly-owned subsidiary of Commerce. On December 31, 1989, the ownership of Citation was transferred to The Commerce Group, Inc.
In September 1993, ownership of both Commerce and Citation was transferred from The Commerce Group, Inc. to CHI, a subsidiary of The Commerce Group, Inc. Results of Commerce West are included since its acquisition by Commerce on August 31, 1995. Results of American Commerce are included since its acquisition by Commerce on January 29, 1999. The combined balance sheets of these insurance subsidiaries appear on pages 67 and 68. The combined statements of earnings of insurance operations appear on pages 69 and 70.

MANAGEMENT'S DISCUSSION OF THE SUPPLEMENTAL INFORMATION
ON INSURANCE OPERATIONS (continued)

THE COMMERCE GROUP, INC. AND SUBSIDIARIES
COMBINED BALANCE SHEETS OF INSURANCE SUBSIDIARIES
December 31,
(Thousands of Dollars)

                                         1999        1998        1997        1996        1995




ASSETS
Cash and short-term investments..... $   22,411  $   75,655  $  238,685  $  140,102  $   52,308
Bonds, at market (at amortized cost
 prior to 1993).....................    647,338     619,267     590,597     716,702     815,277
Preferred stocks, at market (at
 amortized cost prior to 1993)......    211,049     197,425     148,499     147,680     111,220
Common stocks, at market............    301,467     283,961     178,089      86,041      40,359
Mortgage loans on real estate.......     42,479      46,573      57,425      45,398      31,404
Other investments...................     14,139       7,825       3,783         127         -
Premium balances receivable.........    195,047     162,704     169,311     157,673     126,090
Investment income receivable........     14,531      13,544      12,103      12,655      14,440
Residual market receivable..........    156,660     153,220     180,799     195,213     200,124
Reinsurance receivable..............     48,365      36,687      18,170      19,659      21,897
Deferred acquisition costs..........     98,500      88,759      85,264      82,968      67,160
Current income taxes................        -         2,773         -           -           -
Deferred income taxes...............     43,081         -           -           -         2,100
Non-compete agreement...............      3,179         -           -           -           -
Real estate, furniture and equipment     27,321      27,885      29,060      26,011      24,642

        Total assets................ $1,825,567  $1,716,278  $1,711,785  $1,630,229  $1,507,021

LIABILITIES

Unpaid losses and loss expenses..... $  674,666  $  592,174  $  637,094  $  657,854  $  618,791
Unearned premiums...................    457,095     391,424     379,599     367,991     330,454
Excess of book value of subsidiary
 interest over cost.................     10,758         -           -           -           -
Notes payable.......................        -           -           -           -           -
Deferred income.....................      7,464       6,948       7,271       7,974       8,954
Accounts payable, accrued and other
 liabilities........................     48,158      70,558      60,332      41,368      34,351
Current income taxes................     11,822         -         9,635       2,726       1,596
Deferred income taxes...............        -         5,423       8,438       2,165         -
        Total liabilities...........  1,209,963   1,066,527   1,102,369   1,080,078     994,146

Minority interest...................      1,188         -           -           -           -

STOCKHOLDERS' EQUITY

Capital stock.......................      3,600       3,620       3,600       3,600       3,450
Paid-in capital.....................     45,050      45,050      45,050      45,050      23,700
Retained earnings
  Balance, January 1................    601,081     560,766     501,501     485,725     351,151
  Net earnings......................     99,155      93,888     101,528      74,432     110,450
  Other comprehensive income (loss).    (78,164)     (1,935)      4,152       6,574      58,919
  Dividends paid....................    (56,306)    (51,638)    (46,415)    (65,230)    (34,795)
Balance, December 31................    565,766     601,081     560,766     501,501     485,725
        Total stockholders' equity..    614,416     649,751     609,416     550,151     512,875
Total liabilities and
          stockholders' equity...... $1,825,567  $1,716,278  $1,711,785  $1,630,229  $1,507,021





67
<page


MANAGEMENT'S DISCUSSION OF THE SUPPLEMENTAL INFORMATION
ON INSURANCE OPERATIONS (continued)

THE COMMERCE GROUP, INC. AND SUBSIDIARIES
COMBINED BALANCE SHEETS OF INSURANCE SUBSIDIARIES
December 31,
(Thousands of Dollars)

    1994        1993       1992     1991     1990     1989    1988      1987     1986     1985




ASSETS
$    4,560 $   12,615 $   25,809 $ 11,190 $ 38,654 $ 84,308 $ 60,885  $ 21,051 $ 10,048 $ 11,802

   745,010    649,491    505,565  329,935  242,735  153,621  133,867   116,220   88,755   56,985

    85,574     80,059      2,261      869    1,010    1,324    1,606     2,295    6,755    9,956
     9,656     47,462     43,545   30,055    4,869    2,900    1,921     1,438      149      134
    35,715     42,042     60,697   66,122   56,124   52,244   42,882    15,931      -        -
       -          -       67,876   55,510   57,733   56,713   33,727    19,329   11,817    8,194
   101,529     94,333        -        -        -        -        -         -        -        -
    13,285     10,205      9,710    6,063    4,235    3,093    2,889     2,370    2,485    1,722
   214,818    220,312    274,426  277,196  290,440  268,951  198,177   132,725   87,178   50,327
    16,892     12,868        365      -         -        -        -         -       -        -
    59,066     53,647     55,442   33,981   27,273   22,702   15,699    10,898    7,129    5,417
       -          -          -        -        -        341      266       -      2,209    1,294
    38,180        -          -        883    1,666      -        -         -        -        -
       -          -          -        -        -        -        -         -        -        -
    25,246     22,371     23,183   24,163   25,046   23,118    9,684     8,356    7,370    5,648

$1,349,531 $1,245,405 $1,068,879 $835,967 $749,785 $669,315 $501,603  $330,613 $223,895 $151,479

LIABILITIES

$  592,373 $  567,797 $  495,800 $439,551 $403,752 $345,020 $270,628  $169,539 $113,513 $ 71,525
   314,719    283,526    264,567  192,785  175,334  174,345  118,079    84,876   55,378   36,024

       -          -          -        -        -        -        -         -        -        -
       -          -          -        -      1,662    1,837    2,013     2,204    3,772    4,140
    10,451      7,351      8,384   12,918   20,264   23,689   23,307    11,058    7,503    4,208

    43,433     16,564     20,863    7,677   21,065   27,513   19,350    14,532    8,532    4,162
    10,254      4,867      9,249    5,811    3,542      -        -         470      -         -
       -       13,669      4,400      -        -      1,623    1,021     1,853    3,736    3,623
   971,230    893,774    803,263  658,742  625,619  574,027  434,398   284,532  192,434  123,682

       -          -          -        -        -        -        -         -        -        -

STOCKHOLDERS' EQUITY

     3,450      3,450      3,450    3,450    3,450    3,450    2,350     2,350    2,350    2,350
    23,700      8,700      8,700    8,700    8,700    8,700    6,500     6,500    6,500    6,500

   339,481    253,466    165,075  112,016   83,138   62,877   37,231    22,611   18,947   15,738
   113,892     79,837     91,980   55,214   32,414   21,966   21,837    15,614    4,362    4,025
   (77,622)    21,928      9,811    2,545      (86)     645      321       (54)       7     (158)
   (24,600)   (15,750)   (13,400)  (4,700)  (3,450)  (2,350)  (1,034)     (940)    (705)    (658)
   351,151    339,481    253,466  165,075  112,016   83,138   58,355    37,231   22,611   18,947
   378,301    351,631    265,616  177,225  124,166   95,288   67,205    46,081   31,461   27,797

$1,349,531 $1,245,405 $1,068,879 $835,967 $749,785 $669,315 $501,603  $330,613 $223,895 $151,479

MANAGEMENT'S DISCUSSION OF THE SUPPLEMENTAL INFORMATION
ON INSURANCE OPERATIONS (continued)

THE COMMERCE GROUP, INC. AND SUBSIDIARIES
COMBINED STATEMENTS OF EARNINGS OF INSURANCE OPERATIONS
Year Ended December 31,
(Thousands of Dollars)

                                                1999      1998      1997      1996      1995
Underwriting
  Direct premiums written...................  $948,149  $796,858  $768,649  $731,823  $626,666

  Net premiums written......................  $911,993  $745,048  $741,501  $711,570  $603,421
  Increase (decrease) in unearned
   premiums.................................    40,163      (572)   11,004    42,854    10,831
      Earned premiums.......................   871,830   745,620   730,497   668,716   592,590

Expenses
  Losses and loss expenses..................   628,087   533,523   521,775   474,173   367,258
  Underwriting expenses.....................   238,458   200,525   185,146   194,873   171,892
  (Increase) decrease in deferred
   acquisition costs........................    (3,374)   (3,495)   (2,296)  (15,809)   (5,723)
      Total expenses........................   863,171   730,553   704,625   653,237   533,427
Underwriting income (loss)..................     8,659    15,067    25,872    15,479    59,163
Net investment income.......................    90,042    86,664    81,396    76,867    71,007
Premium finance fees........................    14,768    13,426     7,056     9,666    19,246
Amortization of excess of book value
 of subsidiary interest over cost...........     3,019       -         -         -         -
Net realized investment gains (losses)......     8,168     6,645    22,909    (7,863)      720
      Earnings before Federal income taxes,
      withdrawing companies' settlements
      and minority interest.................   124,656   121,802   137,233    94,149   150,136

Other income
  Withdrawing companies' settlements........       -         -         -         -         -
Earnings before Federal income taxes
 and minority interest......................   124,656   121,802   137,233    94,149   150,136
Federal income taxes (benefits).............    26,453    27,914    35,705    19,717    39,686
Earnings before cumulative effect of
 change in accounting principle and
 minority interest..........................    98,203    93,888   101,528    74,432   110,450
Cumulative effect on prior years (to
 December 31, 1986) of changing to
 different method of accounting for
 income taxes...............................       -         -         -         -         -
Minority interest...........................       952       -         -         -         -
      NET EARNINGS..........................  $ 99,155  $ 93,888  $101,528  $ 74,432  $110,450

Statutory Financial Ratios (Unaudited)
  Losses and loss expenses to
   premiums earned..........................    72.0%     71.6%     71.4%     70.9%     62.0%
  Underwriting expenses to net
   premiums written.........................    26.5      26.5      25.1      27.1      29.0
      Combined ratio........................    98.5%     98.1%     96.5%     98.0%     91.0%
      Underwriting profit (loss)............     1.5%      1.9%      3.5%      2.0%      9.0%

MANAGEMENT'S DISCUSSION OF THE SUPPLEMENTAL INFORMATION
ON INSURANCE OPERATIONS (continued)

THE COMMERCE GROUP, INC. AND SUBSIDIARIES
COMBINED STATEMENTS OF EARNINGS OF INSURANCE OPERATIONS
Year Ended December 31,
(Thousands of Dollars)

   1994      1993        1992      1991      1990      1989      1988      1987     1986      1985

$625,023  $601,289   $ 525,495  $429,780  $401,077  $366,492  $306,469  $206,231  $131,807  $85,000

$589,197  $563,416   $ 508,847  $310,999  $219,936  $140,313  $124,923  $ 99,193  $ 60,808  $49,229

  17,144    14,856      98,353    30,193    34,692    12,655     9,678    13,428     6,775    6,392
 572,053   548,560     410,494   280,806   185,244   127,658   115,245    85,765    54,033   42,837


 369,764   373,243     271,848   173,901   125,219    88,564    80,203    65,299    44,205   33,548
 162,446   147,290     138,669    85,655    55,551    44,181    33,115    25,882    18,460   15,177

  (5,420)    1,796     (21,462)   (6,708)   (4,571)   (7,003)   (4,801)   (3,769)   (1,712)  (1,448)
 526,790   522,329     389,055   252,848   176,199   125,742   108,517    87,412    60,953   47,277
  45,263    26,231      21,439    27,958     9,045     1,916     6,728    (1,647)   (6,920)  (4,440)
  63,119    52,868      39,685    32,661    25,978    21,256    15,999    10,896     7,554    6,835
  18,315    16,486      13,734    11,165    10,074     8,095     4,592     3,021     1,436      531

     -         -           -         -         -         -         -         -         -        -
  32,025    13,040      12,368     7,529        74       618     2,298     3,423       185      336


 158,722   108,625      87,226    79,313    45,171    31,885    29,617    15,693     2,255    3,262


     -         -        43,168       -         -         -         -         -         -        -

 158,722   108,625     130,394    79,313    45,171    31,885    29,617    15,693     2,255    3,262
  44,830    28,788      38,414    24,099    12,757     9,919     7,780     2,987    (2,107)    (763)


 113,892    79,837      91,980    55,214    32,414    21,966    21,837    12,706     4,362    4,025



     -         -           -         -         -         -         -       2,908       -        -
     -         -           -         -         -         -         -         -         -        -
$113,892  $ 79,837   $  91,980  $ 55,214  $ 32,414  $ 21,966  $ 21,837  $ 15,614  $  4,362  $ 4,025



  64.6%    68.0%       66.2%     61.9%      65.7%     68.0%     69.5%     79.4%     83.5%    79.7%

  27.1     25.7        28.1      30.0       26.7      26.3      22.0      22.5      24.4     28.1
  91.7%    93.7%       94.3%     91.9%      92.4%     94.3%     91.5%    101.9%    107.9%   107.8%
   8.3%     6.3%        5.7%      8.1%       7.6%      5.7%      8.5%     (1.9%)    (7.9%)   (7.8%)

THE COMMERCE GROUP, INC.

DIRECTORS

Herman F. Becker......................... President and owner, Sterling Realty and Huguenot
                                          Development Corporation

Joseph A. Borski, Jr..................... Self-employed Certified Public Accountant

Eric G. Butler........................... Retired Vice President and General Claims Manager
                                          of Commerce and Citation

Henry J. Camosse......................... Retired President, Henry Camosse & Sons Co., Inc.,
                                          a building and masonry supplies company

Gerald Fels.............................. Executive Vice President and Chief Financial
                                          Officer of the Company

David R. Grenon.......................... Chairman Emeritus and Assistant Clerk of The
                                          Protector Group Insurance Agency, Inc.

Robert W. Harris......................... Retired Treasurer, H.C. Bartlett Insurance Agency,
                                          Inc.

Robert S. Howland........................ Retired Clerk, H.C. Bartlett Insurance Agency,
                                          Inc.

John J. Kunkel........................... President and Treasurer, Kunkel Buick and GMC
                                          Truck, Treasurer, Kunkel Bus Company

Raymond J. Lauring....................... Retired President, Lauring Construction Company

Roger E. Lavoie.......................... Retired President and Treasurer, Lavoie Toyota-
                                          Dodge, Inc.

Normand R. Marois........................ Retired Chairman of the Board, Marois Bros., Inc.,
                                          a contracting firm

Suryakant M. Patel....................... Retired physician who specialized in internal medicine

Arthur J. Remillard, Jr.................. President, Chief Executive Officer and Chairman
                                          of the Board of the Company

Arthur J. Remillard, III................. Senior Vice President and Assistant Clerk of
                                          the Company; Senior Vice President of Commerce
                                          and Citation in charge of Policyholder Benefits

Regan P. Remillard....................... Senior Vice President of the Company; President
                                          and Secretary of Commerce West Insurance Company;
                                          President of ACIC Holding Co., Inc.; Vice Chairman
                                          of the Board and Chief Executive Officer of
                                          American Commerce Insurance Company

Antranig Sahagian........................ Retired Owner, A. Sahagian Service Center

Gurbachan Singh.......................... Retired physician who specialized in general surgery

John W. Spillane......................... Clerk of the Company and practicing attorney

                               DIRECTORS OF
                               COMMERCE HOLDINGS, INC.
                               The Commerce Insurance Company
Commerce West Insurance Company
                                   Citation Insurance Company

Arthur J. Remillard, Jr...........     President, Chief Executive Officer and
Chairman of the Board

Gerald Fels.......................     Executive Vice President and Chief
Financial Officer; Treasurer,
Commerce Holdings, Inc.

Arthur J. Remillard, III (1)......     Senior Vice President and Clerk

Regan P. Remillard................     Senior Vice President; President and
Secretary of
Commerce West Insurance Company

David R. Grenon (1)...............     Chairman Emeritus and Assistant Clerk
of The Protector Group Insurance Agency

John M. Nelson (1)................     Chairman of TJX Companies

Suryakant M. Patel (1)............     Retired physician who specialized in
                                       internal medicine

William G. Pike (1)...............     Executive Vice President and Chief
Financial Officer
of Granite State Bankshares, Inc.

H. Thomas Rowles (1)..............     Chairman of the Board of ACIC Holding
Co., Inc.; Chairman of
the Board of American Commerce
Insurance Company; President,
Chief Executive Officer and Director of
AAA Southern New
England


Mark A. Shaw (1)..................     Treasurer of ACIC Holding Co., Inc.;
Executive Vice
President and Chief Operating Officer
of AAA Southern New
England


(1) Commerce Holdings, Inc., The Commerce Insurance Company and
Citation Insurance Company only.


















72
<page





                               DIRECTORS OF
                               ACIC HOLDING CO., INC.(1)
                                  American Commerce Insurance Company


H. Thomas Rowles..................     Chairman of the Board of ACIC Holding Co., Inc.;
Chairman of the Board of American Commerce
Insurance Company; President, Chief Executive
Officer and Director of AAA Southern New England

Regan P. Remillard................     President of ACIC Holding Co., Inc.; Vice Chairman
of the Board and Chief Executive Officer of
American Commerce Insurance Company; Senior Vice
President of The Commerce Group, Inc.; President
and Secretary of Commerce West Insurance Company

Mark A. Shaw......................     Treasurer of ACIC Holding Co., Inc.; Executive Vice
President and Chief Operating Officer of AAA
Southern New England

Gerald Fels.......................     Executive Vice President and Chief Financial Officer
of The Commerce Group, Inc.

Patrick W. Doherty (2)............     President and Chief Executive Officer of AAA
                                          Oklahoma

Terry R. Farias (2)...............     President and Chief Executive Officer of AAA Hoosier
Motor Club

Roger L. Graybeal (2).............     President and Secretary of AAA Oregon/Idaho

Richard S. Hamilton (2)...........     President of AAA West Pennsylvania/West
                                       Virginia/South Central Ohio

Gerald P. Hogan (2)...............     President and Chief Operating Officer of American
Commerce Insurance Company

Charles B. Liekweg (2)............     President and Chief Executive Officer of AAA
                                       Washington

D. James McDowell (2).............     President and Chief Executive Officer of AAA Arizona

Peter C. Ohlheiser (2)............     President of Ohio Motorists Association


 (1) Incorporated in November, 1998.  80% owned by The Commerce
      Insurance Company and 20% owned by AAA Southern New England.
 (2) American Commerce Insurance Company only, which was acquired in January 1999.

                               DIRECTORS OF
                               BAY FINANCE COMPANY, INC.

Arthur J. Remillard, Jr................   President and Chairman of the Board

Gerald Fels............................   Executive Vice President and Chief
Financial Officer

John W. Spillane.......................   Clerk and Practicing Attorney

Arthur J. Remillard, III...............   Senior Vice President and Assistant Clerk

Regan P. Remillard.....................   Senior Vice President





                                       DIRECTORS OF
                               CLARK-PROUT INSURANCE AGENCY, INC.

Arthur J. Remillard, Jr................   President and Chairman of the Board

Gerald Fels............................   Executive Vice President and Chief
Financial
Officer

John W. Spillane.......................   Clerk and Practicing Attorney

Arthur J. Remillard, III...............   Senior Vice President and Assistant Clerk

Elizabeth M. Edwards...................   Vice President

                                  THE COMMERCE GROUP, INC.
                                    Commerce Holdings, Inc.
                                      The Commerce Insurance Company
                                        Commerce West Insurance Company
                                        ACIC Holding Co., Inc. (1)
                                          American Commerce Insurance
                                             Company (2)
                                      Citation Insurance Company
                                    Bay Finance Company, Inc.
                                    Clark-Prout Insurance Agency, Inc.

OFFICERS OF THE COMMERCE GROUP, INC.

President, Chief Executive Officer and Chairman of the Board..     Arthur J. Remillard, Jr.
Executive Vice President and Chief Financial Officer..........     Gerald Fels
Senior Vice President and Assistant Clerk.....................     Arthur J. Remillard, III
Senior Vice President.........................................     Regan P. Remillard
Senior Vice President.........................................     Mary M. Fontaine
Vice President and General Counsel............................     James A. Ermilio
Clerk.........................................................     John W. Spillane
Treasurer and Chief Accounting Officer........................     Randall V. Becker
Assistant Treasurer...........................................     Thomas A. Gaylord
Assistant Vice President......................................     Robert E. McKenna

OFFICERS OF MASSACHUSETTS SUBSIDIARIES (3)

President, Chief Executive Officer and Chairman of the Board..     Arthur J. Remillard, Jr.

Executive Vice President and Chief Financial Officer..........     Gerald Fels

Senior Vice President and Secretary...........................     Arthur J. Remillard, III

Senior Vice Presidents........................................     David H. Cochrane
                                                                   Peter J. Dignan
                                                                   Mary M. Fontaine
                                                                   Regan P. Remillard
                                                                   Joyce B. Virostek


Vice Presidents...............................................     Elizabeth M. Edwards
                                                                   Karen A. Lussier
                                                                   Michael J. Richards
                                                                   Angelos Spetseris
                                                                   Henry R. Whittier, Jr.

Vice President and General Counsel............................     James A. Ermilio

Assistant Vice Presidents...................  David P. Antocci     Susan A. Horan
                                              Robert M. Blackmer   John V. Kelly
                                              Stephen R. Clark     Ronald J. Lareau
                                              Raymond J. DeSantis  Donald G. MacLean
                                              Warren S. Ehrlich    Robert E. McKenna
                                              Richard W. Goodus    Robert L. Mooney
                                              James E. Gow         Emile E. Riendeau

Treasurer and Chief Accounting Officer........................     Randall V. Becker

Assistant Treasurer...........................................     Thomas A. Gaylord

(1) Incorporated in November, 1998. 80% owned by The Commerce Insurance Company and 20% owned by AAA Southern New England.
(2) Acquired by ACIC Holding Co., Inc. in January, 1999.
(3) Massachusetts subsidiaries include The Commerce Insurance Company, Citation Insurance Company, Bay Finance Company, Inc. and Clark-Prout Insurance Agency. Officers often hold positions with several operating subsidiaries. The titles listed represent their primary office as of March 1, 2000.
75
<page






Officers of ACIC Holding Co., Inc.
Chairman of the Board........................................      H. Thomas Rowles
President....................................................      Regan P. Remillard
Treasurer....................................................      Mark A. Shaw
Secretary....................................................      James A. Ermilio


Officers of American Commerce Insurance Company

Chairman of the Board........................................      H. Thomas Rowles
Vice Chairman of the Board and Chief Executive Officer.......      Regan P. Remillard
President and Chief Operating Officer........................      Gerald P. Hogan
Senior Vice President........................................      Carol R. Blaine
Treasurer....................................................      Richard B. O'Hara
Secretary and Chief Legal Officer............................      James A. Ermilio
Assistant Vice President.....................................      Gregory S. Clark
Assistant Vice President and General Counsel.................      Julie Deley-Shimer

Officers of Commerce West Insurance Company

Chairman of the Board........................................      Arthur J. Remillard, Jr.
President and Secretary......................................      Regan P. Remillard
Treasurer and Chief Financial Officer........................      Michael V. Vrban
Chief Reporting Officer......................................      Albert E. Peters
Investment Officer...........................................      Gerald Fels
Vice Presidents..............................................      Michael J. Berryessa
                                                                   Albert R. Harris
                                                                   Tushar M. Kothare





















76
<page



Stockholder Information


Annual Meeting

The Annual meeting of stockholders will be held at 9:00 a.m. on Friday, May 19, 2000 at the Company's Underwriting Building, 11
Gore Road (Route 16), Webster, MA.

Form 10-K

Stockholders interested in the detailed information contained in the Company's annual report on Form 10-K, as filed with the Securities and Exchange Commission, may obtain a copy without charge, by writing to the Assistant to the President at 211 Main Street, Webster, MA 01570.

Transfer Agent

The Commerce Group, Inc.
c/o BANKBOSTON, NA
    EquiServe, L.P.
P.O. Box 8040
Boston, MA 02266-8040
(781) 575-3100 or (800) 733-5001
http://www.equiserve.com


Executive Offices

211 Main Street
Webster, MA 01570
(508) 943-9000

Company Websites

http://www.commerceinsurance.com
http://www.bayfinance.com
http://www.acilink.com


Trading of Common Stock

The Company's Common Stock trades on the NYSE under the symbol
"CGI".

Independent Auditors

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116
(617) 266-2000
http://www.ey.com













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